Exhibit 2.01

Agreement and Plan of Merger
Among
Symantec Corporation,
Atlas Merger Corp.
and
Altiris, Inc.
January 26, 2007

		Page(s)
ARTICLE 1	CERTAIN DEFINITIONS	2
ARTICLE 2	THE MERGER	9
2.1	Conversion of Shares	9
2.2	Effects of the Merger	12
2.3	Tax Consequences and Withholding	12
2.4	Further Assurances	13
ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13
3.1	Organization and Good Standing	13
3.2	Company Subsidiaries	14
3.3	Power, Authorization and Validity	15
3.4	Capital Structure of the Company	16
3.5	No Conflict	18
3.6	SEC Filings	18
3.7	Litigation	21
3.8	Compliance with Laws	21
3.9	Taxes	22
3.10	Title to Properties	26
3.11	Absence of Certain Changes	27
3.12	Contracts, Agreements, Arrangements, Commitments and Undertakings	29
3.13	No Default; No Restrictions	32
3.14	Intellectual Property	33
3.15	Certain Transactions and Agreements	38
3.16	Employees, ERISA and Other Compliance	38
3.17	Advisor Fees	43
3.18	Insurance	43
3.19	Environmental Matters	43
3.20	Customers and Suppliers	44
3.21	Privacy	44
3.22	Fairness Opinion	45
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF ACQUIROR	45
4.1	Organization and Good Standing	45
4.2	Power, Authorization and Validity	45

i

		Page(s)
4.3	No Conflict	46
4.4	Financing	46
4.5	Stock Ownership	46
4.6	No Prior Merger Sub Operations	47
4.7	Proxy Statement	47
ARTICLE 5	COMPANY COVENANTS	47
5.1	Preparation of SEC Documents; Company Stockholders’ Meeting	47
5.2	No Solicitation	48
5.3	Maintenance of Business	51
5.4	Conduct of Business	51
5.5	Advice of Changes	55
5.6	Reasonable Best Efforts	56
5.7	Access to Information	57
5.8	Confidentiality	58
5.9	Public Announcements	58
5.10	Employee Benefits	58
5.11	Section 16 Matters	59
ARTICLE 6	ACQUIROR COVENANTS	59
6.1	Advice of Changes	59
6.2	Reasonable Best Efforts	59
6.3	Confidentiality	61
6.4	Employee Benefits	61
6.5	Indemnification of Company Directors and Officers	62
6.6	Assumption of Company Securities; Form S-8	63
ARTICLE 7	CLOSING MATTERS	63
7.1	The Closing	63
7.2	Exchange of Certificates	64
ARTICLE 8	CONDITIONS TO OBLIGATIONS OF THE PARTIES	65
8.1	Conditions to Each Party’s Obligation to Effect the Merger	65
8.2	Additional Conditions to Obligations of the Company	66
8.3	Additional Conditions to Obligations of Acquiror and Merger Sub	66
ARTICLE 9	TERMINATION, AMENDMENT AND WAIVER	68

ii

		Page(s)
9.1	Termination	68
9.2	Effect of Termination	69
9.3	Payments	69
9.4	Amendment	70
9.5	Extension; Waiver	71
ARTICLE 10	MISCELLANEOUS	71
10.1	Expiration of Representations and Warranties	71
10.2	Notices	71
10.3	Governing Law	72
10.4	Jurisdiction	72
10.5	Entire Agreement	72
10.6	Third Party Beneficiary Rights	73
10.7	Assignment; Binding Upon Successors and Assigns	73
10.8	Severability	73
10.9	Remedies; Specific Performance	73
10.10	Interpretation; Rules of Construction	73
10.11	Counterparts	74
10.12	Expenses	74
10.13	Attorneys’ Fees	74
10.14	No Joint Venture	74
10.15	Confidentiality	74
10.16	Waiver of Jury Trial	75

iii

Agreement and Plan of Merger
     This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of January 26, 2007 (the “Agreement Date”) by and among Symantec Corporation, a Delaware corporation (“Acquiror”), Atlas Merger Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), and Altiris, Inc., a Delaware corporation (the “Company”).
Recitals
     A. The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub shall merge with and into the Company (the “Merger”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), on the terms and subject to the conditions of this Agreement and pursuant to the Certificate of Merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of the laws of the State of Delaware.
     B. Subject to the terms and conditions set forth herein, the Boards of Directors of Acquiror, Merger Sub and the Company have determined that the Merger is in the best interests of their respective companies and stockholders and have approved and declared advisable the Merger, this Agreement and the other transactions contemplated by this Agreement. Subject to the terms and conditions set forth herein, the Board of Directors of the Company has determined to recommend to its stockholders the adoption of this Agreement.
     C. Concurrently with the execution and delivery of this Agreement, and as a material inducement to Acquiror’s willingness to enter into this Agreement, each stockholder of the Company listed on Exhibit B-1 attached hereto is executing and delivering to Acquiror a Voting Agreement substantially in the form attached hereto as Exhibit B-2 (the “Voting Agreement”) pursuant to which, subject to the terms and conditions set forth therein, such stockholder has agreed to vote all shares of the Company’s capital stock owned by it in favor of adoption of this Agreement and to give Acquiror an irrevocable proxy to do the same.
     D. Concurrently with the execution and delivery of this Agreement, and as a material inducement to Acquiror’s willingness to enter into this Agreement, certain employees of the Company are executing and delivering to Acquiror an Employment Agreement (the “Employment Agreement”), in each case to become effective upon the Closing.
     E. Acquiror, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.
     Now, Therefore, in consideration of the foregoing and the mutual representations, warranties, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
Certain Definitions
     As used in this Agreement, the following terms shall have the meanings set forth below.
          “Acquiror Common Stock” means the Common Stock, $0.01 par value per share, of Acquiror.
          “Acquiror Restricted Stock Unit” means the right to receive a share of Acquiror Common Stock on a future date.
          “Affiliate” means with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.
          “Alternative Transaction” means, with respect to the Company, any of the following transactions (other than the Merger): (a) any acquisition or purchase from the Company by any Person or Group of more than a 15% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning securities representing 15% or more of the total outstanding voting power of the Company, or any merger, consolidation, business combination, share exchange or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold securities representing less than 85% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity); (b) any sale, lease, exchange, transfer, exclusive license or disposition of assets (including capital stock or other ownership interests in Subsidiaries) representing 15% or more of the aggregate fair market value of the consolidated assets of the Company and its Subsidiaries taken as a whole; (c) any liquidation or dissolution of the Company; or (d) any extraordinary dividend, whether of cash or other property.
          “Alternative Transaction Proposal” means any offer, proposal or indication of interest (whether binding or non-binding), or any public announcement of an intention to make any offer, proposal or indication of interest, to the Company or Company Stockholders regarding an Alternative Transaction.
          “Antitrust Filings” means notification and report forms relating to the transactions contemplated by this Agreement filed with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction.
          “Antitrust Laws” means federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

          “Applicable Law” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, ordinance, code, permit, rule or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any orders, writs, injunctions, awards, judgments and decrees applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.
          “Balance Sheet Date” means September 30, 2006, the date of the Company Balance Sheet.
          “Business Day” shall mean a day (a) other than Saturday or Sunday, and (b) on which commercial banks are open for business in San Francisco, California.
          “Cash Amount Per Share” means $33.00.
          “Change in Recommendation” means the withholding or withdrawal (or the amendment, qualification or modification in a manner adverse to Acquiror) of the Company Board’s recommendation in favor of adoption of this Agreement, and, in the case of a tender or exchange offer made by a third party directly to the Company Stockholders, a failure to recommend (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act in place thereof) that Company Stockholders reject such tender or exchange offer; provided, however, that the delivery of any notice from the Company to Acquiror specified in Section 5.2(c) or Section 5.2(d)(iii) will not be deemed to be or constitute a Change of Recommendation.
          “Closing” means the closing of the transactions contemplated hereby.
          “Closing Date” means a time and date to be specified by the parties (but in no event later than three Business Days unless otherwise agreed by the parties) after the satisfaction or waiver of the conditions set forth in Article 8 (excluding conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions).
          “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
          “Code” means the Internal Revenue Code of 1986, as amended.
          “Company Acquisition” means, an Alternative Transaction; provided that for purposes of this definition of “Company Acquisition,” (a) each reference to “15%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “40%”, (b) each reference to “85%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “60%”, and (c) clause (d) of the definition of “Alternative Transaction” shall be disregarded.
          “Company Balance Sheet” means the Company’s unaudited balance sheet as of September 30, 2006 included in the Company Financial Statements.
          “Company Board” means the board of directors of the Company.

          “Company Business” means the business of the Company and the Company Subsidiaries as presently conducted.
          “Company Capital Stock” means the capital stock of the Company.
          “Company Charter Documents” means the Certificate of Incorporation (including any Certificates of Designation) and Bylaws of the Company, each as amended to date.
          “Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.
          “Company ESPP” means the 2002 Employee Stock Purchase Plan of the Company.
          “Company Option Plans” means the 1998 Stock Option Plan, 2002 Stock Plan and 2005 Stock Plan of the Company, collectively.
          “Company Optionholders” means the holders of Company Options.
          “Company Options” means options to purchase shares of Company Common Stock, whether or not under the Company Option Plans.
          “Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.
          “Company Restricted Stock Unit” means the right to receive a share of Company Common Stock on a future date.
          “Company Securityholders” means the Company Stockholders, Company Optionholders and Company Warrantholders, collectively.
          “Company Stockholders” means the holders of shares of Company Common Stock.
          “Company Subsidiary” means a Subsidiary of the Company.
          “Company Warrantholders” means the holders of Company Warrants.
          “Company Warrants” means warrants to purchase shares of Company Capital Stock.
          “Confidentiality Agreement” means that certain Confidentiality Agreement by and between Acquiror and the Company dated as of January 9, 2007.
          “Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation or undertaking (including subcontracts, leases, subleases, licenses, sublicenses, mortgages, notes, guarantees, indentures, warranties, guarantees, insurance policies, benefit plans and individual purchase orders).

          “Delaware Law” means the Delaware General Corporation Law.
          “Debt” means the outstanding amount of (a) indebtedness for borrowed money, (b) amounts owing as deferred purchase price for the purchase of any property, (c) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, (d) accounts payable to trade creditors and other accrued expenses, in each case not arising in the ordinary course of business, (e) amounts owing under any capitalized or synthetic leases, (f) obligations secured by any Encumbrances, (g) contingent reimbursement obligations under letters of credit, and (h) guarantees or sureties with respect to any indebtedness or obligation of a type described in clauses (a) through (g) above of any Person, of the Company and Company Subsidiaries.
          “Dissenting Shares” shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected in accordance with Delaware Law in connection with the Merger.
          “Documentation” means, collectively, programmers’ notes or logs, source code annotations, user guides, manuals, instructions, software architecture designs, layouts, any know-how, and any other designs, plans, drawings, documentation, materials, supplier lists, software source code and object code, net lists, photographs, development tools, blueprints, media, memoranda and records that are primarily related to or otherwise necessary for the use and exploitation of any products of the Company or Company Subsidiaries, whether in tangible or intangible form, whether owned by the Company or Company Subsidiaries or held by the Company or Company Subsidiaries under any licenses or sublicenses or similar grants of rights.
          “Effective Time” means the time of the filing of the Certificate of Merger (or such later time as may be mutually agreed in writing by the Company and Acquiror and specified in the Certificate of Merger).
          “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” means any entity which is a member of: (a) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (b) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (c) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.
          “Exchange Ratio” means the quotient obtained by dividing (a) $33.00 by (b) the average of the closing sale prices of Acquiror Common Stock as quoted on NASDAQ for the ten consecutive trading days ending with the trading day that is one trading day prior to the Closing Date.
          “Form Agreement” means any Contract that does not deviate in any material respect from the “form of” such Contract made available by the Company to Acquiror and labeled as the “form of” such Contract.
          “Freely Terminable Agreement” means any Contract that the Company or any Company Subsidiary has the right to terminate, (a) without cause, (b) upon 30 days or less notice, and (c) without Liability to the Company or any Company Subsidiaries.
          “GAAP” means United States generally accepted accounting principles applied on a consistent basis.
          “Governmental Authority” shall mean any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, or any quasi-governmental body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.
          “Group” means the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
          “IAS” means International Accounting Standards applied on a consistent basis.
          “Immediate Family Member” has the meaning ascribed to such term under Item 404(a) of Regulation S-K promulgated under the Securities Act and Exchange Act.
          “Intellectual Property” means, collectively, all industrial and intellectual property rights, throughout the world, including patents, patent applications, patent rights, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, mask work rights, mask work registrations and applications therefor, franchises, licenses, inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, technology, software source code and object code, algorithms, net lists, architectures, structures, screen displays, photographs, images, layouts, development tools, designs, blueprints, specifications, technical drawings (or similar information in electronic format) and all documentation and media constituting, describing or relating to the foregoing, including manuals, programmers’ notes, memoranda and records.
          “knowledge” means, with respect to any Person that is an entity, the knowledge of such Person’s executive officers with respect to any fact, circumstance, event or other matter in question after reasonable inquiry of the senior employees of such entity who have administrative or operational responsibility for the matter in question (it being understood that such reasonable inquiry does not include circulation of director and officer questionnaires for the current proxy season since that process has not yet occurred as of the Agreement Date).
          “Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.
          “Material Adverse Change” and “Material Adverse Effect” when used in connection with an entity, means any change, event, circumstance, condition or effect, (each, an “Effect”) that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the condition (financial or otherwise), assets (including intangible assets), business, operations or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such Effect is proximately caused by: (a) changes in general economic conditions or changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity disproportionately as compared to companies operating in the same industry in which such entity operates); (b) changes in the trading volume or trading prices of such entity’s capital stock in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes); (c) acts of war or terrorism (provided that such acts do not affect such entity disproportionately as compared to companies operating in the same industry in which such entity operates); (d) changes in applicable law or GAAP; (e) any failure to meet analysts estimates or expectations as to revenue, earnings or other financial performance (provided that such exclusion shall not apply to any underlying Effect that may have caused such failure); or (f) the announcement or the execution of this Agreement or the pendency or consummation of the Merger.
          “Merger Sub Common Stock” means the Common Stock, $0.001 par value per share, of Merger Sub.
          “NASDAQ” means the Nasdaq Stock Market.
          “Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) Encumbrances imposed on the underlying fee interest in leased property; or (f) Encumbrances that do not materially interfere with the use or operation of the property subject thereto.

          “Person” means any natural person, corporation, company, limited liability company, general partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.
          “Proxy Statement” means the proxy statement to be filed by the Company with the SEC in connection with the solicitation of proxies from Company Stockholders for the Company Stockholder Approval (as defined in Section 3.3(a)), as amended or supplemented.
          “Sarbanes Act” means the Sarbanes-Oxley Act of 2002.
          “SEC” means the Securities and Exchange Commission.
          “Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.
          “Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other Person of which the Company or Acquiror, as the case may be, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
          “Superior Proposal” means, with respect to the Company, a bona fide written Alternative Transaction Proposal, which the Company Board has in good faith determined (after consultation with its outside legal counsel and a financial advisor of national standing), taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including the need for and contingency of any financing) and the identity of the Person making the proposal, (a) to be more favorable, from a financial point of view, to the Company Stockholders (in their capacities as stockholders) than the terms of this Agreement, (b) provides for consideration consisting exclusively of cash and/or publicly-traded equity securities, and (c) is reasonably capable of being consummated on the terms proposed; provided that, for purposes of this definition of “Superior Proposal” each reference to “15%” or “85%” in the definition of “Alternative Transaction” shall be deemed to be a reference to “50%”.
          “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean (a) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
          “Tax Return” shall mean any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.
          “Transaction Expenses” means all costs and expenses incurred in connection with the Merger and this Agreement and the transactions contemplated hereby (including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants).
          “Unvested Company Options” means any Company Options that may be forfeited to or repurchased by the Company under the terms of any Contract with the Company (including, without limitation, any stock option agreement, or stock option exercise agreement, or restricted stock purchase agreement).
          “Unvested Company Shares” means any Company Common Stock that may be forfeited to or repurchased by the Company under the terms of any Contract with the Company (including, without limitation, any stock option agreement, or stock option exercise agreement, or restricted stock purchase agreement).
     Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.
ARTICLE 2
The Merger
     2.1 Conversion of Shares.
          (a) Conversion of Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of Company Common Stock that are issued and outstanding immediately after the Effective Time.
          (b) Conversion or Assumption of Company Securities.
               (i) Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares to be canceled pursuant to Section 2.1(c)) shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive an amount of cash, without interest, equal to the Cash Amount Per Share. The amount of cash each Company Stockholder is entitled to receive for the shares of Company Common Stock held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Company Stockholder.
               (ii) Company Options. Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Option that is issued and outstanding immediately prior to the Effective Time, whether or not then exercisable, will be assumed by Acquiror and converted into an option to purchase Acquiror Common Stock (collectively, “Assumed Options”). Each Company Option so assumed and converted will continue to have, and be subject to, the same terms and conditions, except that (A) each converted Company Option shall be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time (whether vested or unvested) multiplied by the Exchange Ratio (rounded down to the nearest whole share) and (B) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such converted Company Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio (rounded up to the nearest whole cent). The conversion of Company Options provided for in this Section 2.1(b)(ii) with respect to any Company Options that are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code and otherwise in a manner designed to preserve incentive stock option treatment to the extent permitted by Applicable Law.
               (iii) Company Restricted Stock Units. Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Restricted Stock Unit that is issued and outstanding immediately prior to the Effective Time will be assumed by Acquiror and converted into an Acquiror Restricted Stock Unit (collectively, “Assumed Restricted Stock Units”). Each Company Restricted Stock Unit so assumed and converted will continue to have, and be subject to, the same terms and conditions, except that each converted Company Restricted Stock Unit shall be for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Company Common Stock that were subject to the Company Restricted Stock Unit immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share).
               (iv) Company Warrants. Subject to the terms and conditions of this Agreement, at the Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive an amount of cash, without interest, equal to the product of (A) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time (whether vested or unvested) multiplied by (B) the Cash Amount Per Share, less the exercise price per share attributable to such Company Warrant; provided, however, that the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from such payment made to the holder of a Company Warrant the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 2.1(b)(iv); provided further, that the right of the Company Warrantholder to receive such cash shall remain subject to the same terms and conditions set forth in such Company Warrant. The amount of cash each Company Warrantholder is entitled to receive for the Company Warrants held by such Company Warrantholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Warrants held by such Company Warrantholder.
          (c) Cancellation of Company-Owned Stock. Notwithstanding Section 2.1(b), each share of Company Capital Stock held by the Company or any Company Subsidiaries immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
          (d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
          (e) Continuation of Vesting and Repurchase Rights. If there are any Unvested Company Shares issued and outstanding immediately prior to the Effective Time, then the right to recover or extinguish such Unvested Company Shares under the terms of any Contract with the Company shall be assigned to Acquiror and the cash payable upon conversion of such Unvested Company Shares in the Merger (the “Unvested Cash”) shall be, in place of such Unvested Company Shares, equally subject to such right assigned to Acquiror and shall be withheld by Acquiror and paid without interest to the holders of such Unvested Company Shares if and to the extent such assigned right expires unexercised by Acquiror pursuant to the terms of the applicable Contract with the Company; provided, however, that the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from such payments the amount of withholding imposed for Taxes as required by Applicable Law; provided further, that a portion of such newly vested cash so distributed may be treated as imputed interest and will be so treated to the extent required under the Code and the regulations promulgated thereunder; provided further, that for administrative convenience, Acquiror may in its discretion make all such required payments of newly vested cash according to its normal payroll schedule following the date within a month upon which such cash became vested. Notwithstanding the foregoing, if any such holder paid for Unvested Company Shares with promissory notes, Unvested Cash which vests shall first be applied towards repayment of accrued interest and then outstanding principal under such promissory notes before being distributed to such holder. The Company shall take all actions that may be reasonably necessary to ensure that, from and after the Effective Time, Acquiror (or its assignee) is entitled to exercise any such right assigned hereunder, such that any Unvested Cash shall be returned to Acquiror without payment to such holder (other than payment of the original purchase price of any Unvested Company Shares converted into Unvested Cash upon exercise of the applicable right by Acquiror according to the terms of the Contract with the Company governing such Unvested Company Shares as of immediately prior to the Effective Time).

          (f) Dissenting Shares. Dissenting Shares shall not be converted into the right to receive the Cash Amount Per Share, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the Delaware Law; provided, however, that if any such Company Stockholder shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the Delaware Law, such stockholder’s shares of Company Common Stock in respect of which such stockholder would otherwise be entitled to receive fair value under Section 262 of the Delaware Law shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Cash Amount Per Share.
     2.2 Effects of the Merger. At and upon the Effective Time:
          (a) the separate existence of Merger Sub shall cease and Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the Merger pursuant to the terms of this Agreement and the Certificate of Merger;
          (b) the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law;
          (c) the Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Bylaws of Merger Sub, until thereafter amended as provided by Delaware Law;
          (d) the officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed;
          (e) the members of the Board of Directors of Merger Sub immediately prior to the Effective Time shall be appointed as the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified; and
          (f) the Merger shall, from and after the Effective Time, have all of the effects provided by Delaware Law.
     2.3 Tax Consequences and Withholding.
          (a) The parties intend that the Merger shall be treated as a Taxable purchase of securities of the Company pursuant to the Code. However, Acquiror makes no representations or warranties to the Company or to any Company Securityholder regarding (i) the Tax treatment of the Merger or (ii) any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company and, by virtue of the Company Stockholders adopting this Agreement, the Company Stockholders, acknowledge that the Company and the Company Stockholders are relying solely on their own Tax advisors in connection with the Merger, this Agreement and the other transactions or agreements contemplated hereby.

          (b) Acquiror or Acquiror’s agent shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement to any Company Securityholder, any amounts required to be deducted and withheld under the Code, or any other provision of Applicable Law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Securityholder in respect of whom such deduction and withholding was made.
     2.4 Further Assurances. At and after the Effective Time, the officers and directors of Acquiror and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
ARTICLE 3
Representations and Warranties of the Company
     Except as set forth in the disclosure letter of the Company addressed to Acquiror, dated as of the Agreement Date and delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) referencing a representation or warranty herein (it being understood that (i) the Company Disclosure Letter shall be arranged in sections and subsections corresponding to the sections and subsections contained in this Article 3, (ii) the disclosures in any section or subsection of the Company Disclosure Letter shall qualify the applicable representations and warranties in the corresponding section or subsection of this Article 3 and, in addition, the representations and warranties in other sections or subsections in this Article 3 to the extent it is reasonably apparent on the face of such disclosures that such disclosures are applicable to such other sections or subsections, and (iii) such disclosures in the Company Disclosure Letter relating to the representations and warranties in this Article 3 shall also be deemed to be representations and warranties made by the Company under this Article 3), the Company represents and warrants to Acquiror as follows:
     3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, operate and lease its properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing (to the extent that such concept is applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; without limiting the foregoing, the Company is so qualified or licensed and in good standing (to the extent that such concept is applicable) in each jurisdiction listed on Schedule 3.1 of the Company Disclosure Letter. The Company has made available to Acquiror’s legal counsel true and complete copies of the Company Charter Documents. The Company is not in violation of the Company Charter Documents.
     3.2 Company Subsidiaries.
          (a) Organization and Good Standing. Schedule 3.2(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Subsidiaries. Each Company Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent that such concept is applicable) under the laws of its jurisdiction of organization. Each Company Subsidiary has the corporate power and authority to own, operate and lease its properties and to carry on its business. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; without limiting the foregoing, each respective Company Subsidiary is so qualified or licensed and in good standing (to the extent that such concept is applicable) in each jurisdiction listed on Schedule 3.2(a) of the Company Disclosure Letter. The Company has made available to Acquiror’s legal counsel true and complete copies of the currently effective Certificate of Incorporation and Bylaws (or other comparable charter documents) of each Company Subsidiary, each as amended to date. Each Company Subsidiary is not in violation of its Certificate of Incorporation or Bylaws (or other comparable charter documents), each as amended to date.
          (b) Ownership. The Company is the owner of all of the issued and outstanding shares of capital stock of each Company Subsidiary and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding shares of capital stock of each Company Subsidiary are owned by the Company free and clear of all Encumbrances (other than Permitted Encumbrances) and are not subject to any preemptive right or right of first refusal created by statute, the Certificate of Incorporation and Bylaws (or other comparable charter documents), as applicable, of such Company Subsidiary or any agreement to which such Company Subsidiary is a party or by which it is bound. There are no stock appreciation rights, options, warrants, calls, rights, legally binding commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any shares of capital stock of a Company Subsidiary or any securities or debt convertible into or exchangeable for capital stock of a Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, right, legally binding commitment, conversion privilege or preemptive or other right or agreement. Other than the Company Subsidiaries set forth in Schedule 3.2(a) of the Company Disclosure Letter, the Company does not have any Company Subsidiary or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person. As of the Agreement Date, the Company is not contractually obligated to make nor is it bound by any agreement or contractual obligation to make any investment in or capital contribution in or on behalf of any other Person.

     3.3 Power, Authorization and Validity.
          (a) Power and Authority. Subject to adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), the Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. As of the Agreement Date, the Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the full Company Board, has (i) determined that this Agreement and the terms and conditions of the Merger and this Agreement are fair to, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved and adopted this Agreement and the Merger, and (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement. The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and consummate the Merger and the other transactions contemplated hereby under the Company Charter Documents and Applicable Law.
          (b) No Governmental Consents. No consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Authority, is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under, this Agreement or to consummate the Merger, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Company is qualified to do business, (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of applicable waiting periods under the HSR Act and such Antitrust Laws, (iii) the filing with the SEC of the Proxy Statement and such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such other filings and notifications as may be required to be made by the Company under federal, state or foreign securities laws or the rules and regulations of NASDAQ, and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Merger or have a Material Adverse Effect on the Company.
          (c) Enforceability. This Agreement has been duly executed and delivered by the Company, and assuming the due execution and delivery of this Agreement by Acquiror and Merger Sub, constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
          (d) Takeover Laws. Assuming the truth of the representation and warranty contained in Section 4.5, the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby by the Company Board referred to in Section 3.3(a) constitute all of the approvals that are necessary to render inapplicable to this Agreement, the Merger, and the transactions contemplated hereby the provisions of Section 203 of Delaware Law and represent the only actions necessary to ensure that Section 203 of Delaware Law do not and will not apply to the execution, delivery, or performance of this Agreement or the consummation of the Merger or other transactions contemplated hereby. To the knowledge of the Company, no other state takeover or other similar statute or regulation is applicable to this Agreement or the Merger.
     3.4 Capital Structure of the Company.
          (a) The authorized capital stock of the Company consists solely of 100,000,000 shares of Company Common Stock, of which 2,000,000 shares are designated as Class B non-voting Common Stock, and 5,000,000 shares of Company Preferred Stock. As of the close of business on January 24, 2007, a total of 29,386,546 shares of Company Common Stock, no shares of Class B non-voting Common Stock and no shares of Company Preferred Stock are issued and outstanding. The Company has reserved (i) an aggregate of 5,798,098 shares of Company Common Stock for issuance pursuant to the Company Option Plans (including shares subject to outstanding Company Options) and (ii) an aggregate of 3,125,213 shares of Company Common Stock for issuance pursuant to the Company ESPP. As of the close of business on January 24, 2007, (i) a total of 2,300,853 shares of Company Common Stock are subject to outstanding Company Options, (ii) a total of 1,459,998 shares of Company Common Stock are subject to outstanding Company Warrants, (iii) a total of 1,490,289 shares of Company Common Stock are reserved for future grant and issuance under the Company Option Plans (excluding shares subject to outstanding Company Options), and (iv) a total of 2,454,329 shares of Company Common Stock are reserved for future grant and issuance under the Company ESPP. Except for Company Options and Company Warrants, there are no stock appreciation rights, options, warrants, calls, rights, legally binding commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of Company Capital Stock or Company Voting Debt or any securities or debt convertible into or exchangeable for Company Capital Stock or Company Voting Debt or obligating the Company to grant, extend or enter into any such option, warrant, call, right, legally binding commitment, conversion privilege or preemptive or other right or Contract. In the period from January 24, 2007 through the Agreement Date, (i) the Company has not issued shares of Company Capital Stock other than pursuant to the exercise of Company Options or Company Warrants that were issued and outstanding on January 24, 2007 and (ii) the Company has not issued any Company Options or Company Warrants.
          (b) Schedule 3.4(b) of the Company Disclosure Letter sets forth as of the close of business on January 24, 2007, all holders of Unvested Company Shares, and for each such Company Stockholder, (i) the number of Unvested Company Shares held, (ii) the material terms of the Company’s rights to repurchase such Unvested Company Shares, (iii) the schedule on which such rights lapse and (iv) whether such repurchase rights lapse in full or in part as a result of any of the transactions contemplated by this Agreement or upon any other event or condition. All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company. As of the Agreement Date, there are no shares of Company Common Stock held in treasury by the Company or any Company Subsidiaries.
          (c) Schedule 3.4(c)-1 of the Company Disclosure Letter sets forth as of the close of business on January 24, 2007, for each Company Option, (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) each holder of outstanding Company Options that is not an employee of the Company or any Subsidiary (including non-employee directors, former employees, consultants, advisory board members, vendors, service providers or other similar persons), (iv) the number of shares covered by such Company Option, (v) the term of such Company Option, (vi) the vesting schedule for such Company Option and the extent such Company Option is vested as of January 24, 2007, (vii) whether such Company Option is an incentive stock option under Section 422 of the Code, (viii) the terms of any accelerated vesting or exercisability of any Company Options, and (ix) which Company Option Plan (if any) such Company Option was granted under. The terms of the Company Option Plans permit the conversion of Company Options into cash as provided in this Agreement, without the consent or approval of the holders of such Company Options, the Company Stockholders or otherwise and except as set forth in Section 3.4(c) of the Company Disclosure Letter, without acceleration of the exercise schedule or vesting provisions in effect for such Company Options. Schedule 3.4(c)-2 of the Company Disclosure Letter sets forth as of the close of business on January 24, 2007, for each Company Warrant, (i) the name of the holder of such Company Warrant, (ii) the exercise price per share of such Company Warrant, (iii) the number and kind of shares covered by such Company Warrant, (iv) the vesting schedule for such Company Warrant, (v) the extent such Company Warrant is vested as of January 24, 2007, (vi) whether such Company Warrant was issued in connection with the performance of services, and (vii) whether the exercisability of such Company Warrant shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any. All issued and outstanding Company Options and Company Warrants were issued by the Company in material compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts and were not issued in material violation of and are not subject to any right of rescission, right of first refusal or preemptive right. True and correct copies of the Company Option Plans, the standard agreement under each Company Option Plan, each agreement for each Company Option that does not conform to the standard agreement under such Company Option Plan and each Company Warrant have been made available by the Company to Acquiror’s legal counsel, and such plans and agreements have not been amended, modified or supplemented since being made available, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or agreements in any case from those made available.
          (d) Company Debt. No bonds, debentures, notes or other Debt of the Company or any Company Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company (collectively, “Company Voting Debt”), is issued or outstanding as of the Agreement Date. Schedule 3.4(d) to the Company Disclosure Letter accurately lists all Debt of Company and Company Subsidiaries, including, for each item of Debt, the agreement governing the Debt and the interest rate, maturity date and whether or not such Debt is secured. All Debt may be prepaid at the Closing without penalty under the terms of the agreements governing such Debt.
          (e) No Other Rights. The Company Charter Documents do not provide, and the Company is not a party to or otherwise bound by any Contract providing, registration rights, rights of first refusal, preemptive rights, co-sale rights or other similar rights applicable to any securities of the Company or any Company Subsidiary issued and outstanding as of the Agreement Date. The Company is not a party to any Contract regarding the voting of any outstanding securities of the Company (other than the Voting Agreements).
     3.5 No Conflict. Neither the execution and delivery of this Agreement by the Company, nor the consummation of the Merger or any other transaction contemplated hereby: (a) conflicts with, or (with or without notice or lapse of time, or both) results in a termination, breach, impairment or violation of, or constitutes a default under, or requires a consent, waiver or approval of any Person under, (i) any provision of the Company Charter Documents or other comparable charter documents of any Company Subsidiary, each as currently in effect, (ii) subject to compliance with the requirements described in clauses (i)-(iv) of Section 3.3(b), in any material respect, any Applicable Law applicable to the Company, any Company Subsidiary or any of their respective assets or properties, (iii) any Company Material Contract (as defined in Section 3.12) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties are bound, or (iv) any privacy policy of the Company or any Company Subsidiary (except in the cases of clause (iii) or (iv), where such conflicts, terminations, breaches, impairments, violations or defaults, or failures to obtain such consents, waivers or approvals, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole); or (b) will result in the creation of any material Encumbrance on any of the material properties or assets of the Company and the Company Subsidiaries, taken as a whole.
     3.6 SEC Filings.
          (a) SEC Reports. The Company has filed with the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents (including exhibits and all other items incorporated by reference) required to be filed or furnished by the Company since January 1, 2005 (all such required registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents, including those that the Company may file subsequent to the Agreement Date, are referred to herein as the “Company SEC Documents”), and, to the Company’s knowledge, all such Company SEC Documents in the form filed with the SEC are available on the SEC’s EDGAR website. As of their respective dates, the Company SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the Agreement Date by a subsequently filed Company SEC Document. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC.
          (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “Company Financial Statements”), including each Company SEC Document filed after the Agreement Date until the Closing, (i) was prepared in accordance with GAAP (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or Form 8-K) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented, in all material respects, the consolidated financial position of Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of Company’s and the Company Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were subject to normal and recurring year-end and quarter-end adjustments which were not material). Except as reflected in the Company Balance Sheet (or described in the notes thereto), neither the Company nor any of the Company Subsidiaries has any Liabilities of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and the Company Subsidiaries, or described in the notes thereto, and that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, except (i) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice which are not material in nature or amount and do not result from any breach of Contract, tort or violation of any Applicable Law, (ii) Liabilities under the Company Material Contracts (as defined in Section 3.12 below) set forth on Schedule 3.6(b) of the Company Disclosure Letter or under any Contracts entered into to by the Company or any of the Company Subsidiaries subsequent to the Agreement Date not in violation of Section 5.2(a) below, (iii) Liabilities reserved against in the Company Balance Sheet (but only to the extent of such reserves), and (iv) Liabilities for Transaction Expenses. The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Company Financial Statements are consistent with such books and records.
          (c) Sarbanes Act. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes Act and the related rules and regulations promulgated under such act or the Exchange Act, in each case, as currently in effect. Since January 1, 2005, no party has submitted any complaint to the Audit Committee of the Company Board pursuant to the procedures established in accordance with Section 10A(m)(4) of the Exchange Act. To the Company’s knowledge, there are no material violations of the Company’s code of conduct, adopted pursuant to NASDAQ Rule 4350(n). As of the date hereof, no attorney representing the Company or any of its Subsidiaries has reported any material violation to the Company’s chief legal officer, chief executive officer, or any committee of the Company Board, including any qualified legal compliance committee, as contemplated by the rules set forth in 17 CFR Part 205.
          (d) Controls. The Company has established and maintains a system of internal accounting controls that complies with Section 13(b)(2)(B) of the Exchange Act. There are no “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could adversely affect the Company’s ability to record, process, summarize and report financial data. To the Company’s knowledge, there is no fraud, whether or not material, that involves management or other current or former employees of the Company or any of the Company Subsidiaries who have a role in the Company’s internal controls over financial reporting. The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15 promulgated under the Exchange Act), and such disclosure controls and procedures are effective for the purpose for which they were established. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes Act and the rules and regulations promulgated thereunder with respect to the Company SEC Reports. The Company has established and maintains “internal control over financial reporting” (as defined in Rule 13a-15 promulgated under the Exchange Act) and such internal control over financial reporting are effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements in accordance with GAAP.
          (e) Amendments. The Company has heretofore made available to Acquiror a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act. No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) filed as an exhibit to the Company SEC Documents has been amended or modified, except for amendments or modifications so furnished or which have been filed as an exhibit to a subsequently dated Company SEC Document. The Company has heretofore made available to Acquiror a complete and correct copy of any comment letters or similar correspondence received by the Company from the SEC for the Company’s three prior fiscal years and current fiscal year. The SEC has not provided comments to the Company in connection with any Company SEC Documents that to the Company’s knowledge remain unresolved and are material. No investigation by the SEC with respect to the Company or any of the Company Subsidiaries is pending or, to the knowledge of the Company, threatened.
          (f) Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement shall not at the time the Proxy Statement is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall not, on the date the Proxy Statement is mailed to Company Stockholders, or at the time of the meeting of Company Stockholders to consider the Company Stockholder Approval (the “Company Stockholders’ Meeting”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Acquiror or Merger Sub that is contained in the Proxy Statement.
     3.7 Litigation. (a) There is no action, suit, arbitration, mediation, proceeding, investigation or filed claim pending against the Company or any Company Subsidiary or any of their respective assets or properties (or to the knowledge of the Company, against any executive officer, director or senior employee of the Company or any Company Subsidiary in their capacity as such) before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of the Company, has any such action, suit, arbitration, mediation, proceeding, investigation or filed claim been threatened, and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against the Company or any Company Subsidiary (or, to the knowledge of the Company, against any executive officer, director or senior employee of the Company or any Company Subsidiary in their capacity as such), except in the case of clause (a) or (b), where such pending or threatened actions, suits, arbitrations, mediations, proceedings, claims or investigations, or any such judgments, decrees, injunctions, rules or orders, individually or in the aggregate, are not, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has any material action, suit, arbitration, mediation, proceeding, investigation or filed claim pending against any Governmental Authority or other Person. There has not been since January 1, 2005, nor are there currently pending, any material internal investigations or material inquiries being conducted by the executive management of the Company or the Company Board (or any committee thereof), or any third party at the request of any of the foregoing, concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.
     3.8 Compliance with Laws.
          (a) Applicable Laws. Neither the Company nor any Company Subsidiary is in violation of or default under, or has been in violation of or default under, any Applicable Law in any material respect (which such violation or default has not been fully remedied). Neither the Company nor any of the Company Subsidiaries has received any written notice or other written communication from any Governmental Authority asserting that the Company or any of its Subsidiaries has failed to comply, or is not in compliance, in any material respect, with Applicable Law (which such failure to comply or non-compliance has not been fully remedied) and to the Company’s knowledge, no investigation or review of the Company or any of the Company Subsidiaries with respect to the foregoing by any Governmental Authority is pending or threatened.
          (b) Governmental Permits. The Company and each Company Subsidiary holds all material permits, licenses and approvals from, and has made all material filings with, government (and quasi-governmental) agencies and authorities, that are necessary and/or legally required to be held by it to conduct the Company Business without any violation of Applicable Law (“Governmental Permits”), the Company and each Company Subsidiary has materially complied, and is now in material compliance, with all Governmental Permits, and all such Governmental Permits are valid and in full force and effect. Neither the Company nor any Company Subsidiary has received any written notice or other written communication from any

Governmental Authority regarding (i) any actual or possible material violation of any Governmental Permit or any failure to comply with any material term or requirement of any Governmental Permit (which such violation or failure to comply has not been fully remedied) or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Governmental Permit.
          (c) Unlawful Payments. Neither the Company nor any Company Subsidiary nor the Company’s knowledge, any director, officer, agent or employee of the Company or any Company Subsidiary, has, for or on behalf of the Company or any Company Subsidiary, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.
          (d) Export Control Laws. The Company and each Company Subsidiary has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing: (i) the Company and each Company Subsidiary has obtained all export licenses and other approvals required for exports by the Company or such Company Subsidiary of products, software and technologies from the United States; (ii) the Company and each Company Subsidiary is in material compliance with the terms of all export licenses or other approvals applicable to the Company or such Company Subsidiary; (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Company Subsidiary with respect to such export licenses or other approvals; (iv) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s exports of products or technology that would reasonably be expected to give rise to any future claims; and (v) no consents or approvals for the transfer of export licenses to Acquiror are required, except for such consents and approvals that can be obtained expeditiously without material cost.
          (e) NASDAQ. The Company is in material compliance with the applicable criteria for continued listing of the Company Common Stock on NASDAQ, including all applicable corporate governance rules and regulations.
     3.9 Taxes.
          (a) The Company and each Company Subsidiary (and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Company Subsidiary is or has been a member), have properly completed and timely filed all material Tax Returns required to be filed by them and have timely paid all material Taxes due and owing (whether or not shown on any Tax Return). All such Tax Returns are complete and accurate and were prepared in compliance with all Applicable Law in all material respects. The Company has made available to Acquiror correct and complete copies of all Tax Returns and examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Company Subsidiaries.

          (b) The Company and each Company Subsidiary has established an adequate accrual or reserve in accordance with GAAP for the payment of all income Taxes and all other material Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the Company Balance Sheet), and has no Liability for income Taxes or other material Taxes for periods or portions of periods prior to the Balance Sheet Date in excess of the accruals or reserves so established. Neither the Company nor any Company Subsidiary has any Liability for unpaid Taxes accruing after the Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice subsequent to the Balance Sheet Date. The Company’s Tax personnel have not made a determination and do not have any current plan, intention, or expectation to change the Company’s Tax reserve as a result of the Company’s adoption of FASB Interpretation No. 48.
          (c) No deficiencies for any Tax have been threatened, claimed or proposed in writing or assessed against the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received any written notification from any Tax Authority regarding any issues that (a) are currently pending before such Tax Authority regarding the Company or any Company Subsidiary, or (b) have been raised by such Tax Authority and not yet finally resolved. No Tax Return of the Company or any Company Subsidiary is under audit by any Tax Authority. All past audits (if any) have been completed and fully resolved to the satisfaction of the applicable Tax Authority conducting such audit and all Taxes determined by such audit to be due from the Company or any Company Subsidiary have been paid in full to the applicable Tax Authority. No Tax liens are currently in effect against any of the assets of the Company or any Company Subsidiary other than liens that arise by operation of Applicable Law for Taxes not yet due and payable. There is not in effect any waiver by the Company or any Company Subsidiary of any statute of limitations with respect to any Taxes. Neither the Company nor any Company Subsidiary has consented to extend to a date later than the Agreement Date the period in which any Tax may be assessed or collected by any Tax Authority.
          (d) The Company and each Company Subsidiary have complied (and until the Closing Date will comply) with all Applicable Law relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper Tax Authority (or are properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law (including Federal Insurance Contribution Act, Medicare Federal Unemployment Tax Act, federal and state income Taxes and relevant state income and employment Tax withholding laws), and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.
          (e) Neither the Company nor any Company Subsidiary has filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.
          (f) Neither the Company nor any Company Subsidiary has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter”

transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Company Subsidiary has participated in, nor are any of them currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.
          (g) Neither the Company nor any Company Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation.
          (h) Neither the Company nor any Company Subsidiary has any Liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.
          (i) The Company for itself and for each Company Subsidiary has disclosed in Schedule 3.9(i) of the Company Disclosure Letter the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations.
          (j) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received or accrued on or prior to the Closing Date.
          (k) Neither the Company nor any Company Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.
          (l) No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Company Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxation by that jurisdiction. Neither the Company nor any of its Company Subsidiaries has a permanent establishment in any country outside of its country of incorporation.
          (m) None of the Tax attributes (including net operating loss carry forwards and general business Tax credits) of either the Company or any Company Subsidiary is limited by Sections 269, 382, 383, 384 or 1502 of the Code (or any comparable provisions of foreign, state, local or municipal law).
          (n) Each of the Company and each Company Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

          (o) Schedule 3.9(o) of the Company Disclosure Letter sets forth a complete and accurate list of all material agreements, rulings, settlements or other Tax documents relating to Tax incentives between Company or any Subsidiary and any Governmental Authority. The Company and its Company Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transaction contemplated in this Agreement.
          (p) The Company has made available to Acquiror all contemporaneous documentation prepared for Section 6662 of the Code (or similar provision under foreign law) supporting the transfer pricing with any of the foreign Company Subsidiaries for the three most recent taxable years for which the Company has filed income Tax Returns.
          (q) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Company Subsidiary have any Liability or potential Liability to another party under any such agreement.
          (r) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
          (s) The Company has made available to Acquiror true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statement with the appropriate Internal Revenue Service Center, that are in the Company’s (or any Company Subsidiary’s) possession or subject to the Company’s (or any Company Subsidiary’s) control with respect to any Unvested Company Shares or other property issued by the Company to any of its (or any Company Subsidiary’s) employees, non-employee directors, consultants or other service providers.
          (t) To the Company’s knowledge, each of the Company’s and its Subsidiaries’ “nonqualified deferred compensation plans” within the meaning of Code Section 409A (and associated United States Treasury Department guidance) comply with or are exempt from Code Section 409A (and associated United States Treasury Department guidance); specifically each such “nonqualified deferred compensation plan” that is subject to Code Section 409A has been administered in good faith and operated in compliance with Code Section 409A (and associated Treasury Department guidance), and no such “nonqualified deferred compensation plan” that is not subject to Code Section 409A has been materially modified within the meaning of Code Section 409A (and associated Treasury Department guidance). No event has occurred that would be treated by Section 409(A)(b) as a transfer of property for purposes of Section 83 of the Code. Each Company Option has been issued at not less than 100% of fair market value on the date of grant. Schedule 3.9 of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any Subsidiary is a party.

          (u) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Company Subsidiary or ERISA Affiliate to which the Company and/or any Company Subsidiary is a party or by which the Company and/or any Company Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).
     3.10 Title to Properties.
          (a) The Company and each Company Subsidiary has good and valid title to all of their respective assets and personal properties (including those shown on the Company Balance Sheet, except assets and personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Encumbrances, except (a) Permitted Encumbrances and (b) mortgages deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company included in the Company SEC Documents. All properties used in the operations of the Company Business are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected.
          (b) Neither the Company nor any Company Subsidiary owns any real property. Schedule 3.10(b) to the Company Disclosure Letter is a complete and correct list of all material real property and interests in real property leased by the Company or any Company Subsidiary, excluding in all cases premises involving payments of less than $250,000 per annum (each such property or interest, a “Leased Real Property”). With respect to Leased Real Property, (i) the Company or the Company Subsidiary, as applicable, has a valid leasehold interest in such Leased Real Property which affords the Company or such Company Subsidiary peaceful and undisturbed leasehold possession of the Leased Real Property that is the subject of the lease, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof. The Company has made available to Acquiror true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any Company Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto. The Company and the Company Subsidiaries have adequate rights of ingress and egress into any real property used in the operation of their respective businesses.
          (c) The tangible personal property and equipment of each of the Company and each Company Subsidiary that are used in the operations of their respective businesses are (i) reasonably suitable for the uses to which they are currently employed, (ii) in working operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained, (iv) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, (v) to the knowledge of the Company, free from any material defects, and (vi) to the extent leased, subject to a fully effective lease that affords the Company or such Company Subsidiary peaceful and undisturbed leasehold possession of the personal property that is the subject of the lease.
          (d) To the knowledge of the Company, the Company and the Company Subsidiaries are not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement applicable to the operation of the Leased Real Properties, except for such violations that are not material to the Company or any of the Company Subsidiaries, nor has the Company or any of the Company Subsidiaries received any notice of violation of any such ordinance, regulation or requirement with which it has not complied.
          (e) For the avoidance of doubt, the representations and warranties set forth in this Section 3.10 do not apply to Intellectual Property, which matters are specifically addressed in Section 3.14.
     3.11 Absence of Certain Changes. Since the Balance Sheet Date to and including the Agreement Date, the Company and the Company Subsidiaries, taken as a whole, have operated their business in the ordinary course consistent with its past practices, and since such date there has not been any:
          (a) Material Adverse Change or any change, event, circumstance, condition or effect that would reasonably be expected to result in a Material Adverse Change, in each case, with respect to the Company;
          (b) amendment or change in the Certificate of Incorporation or Bylaws (or other comparable charter documents) of the Company or any Company Subsidiary (except as required by Applicable Law (as determined in good faith by the Company following consultation with its outside legal counsel) and except for immaterial amendments or changes to the charter documents of Company Subsidiaries);
          (c) incurrence, creation or assumption by the Company or any Company Subsidiary of (i) any Encumbrance on any of its assets or properties (other than Permitted Encumbrances) or (ii) any Debt (other than permitted borrowing under a Contract set forth on Schedule 3.12(g) of the Company Disclosure Letter);
          (d) except as set forth in Section 3.11(h) of the Company Disclosure Letter, acceleration or release of any vesting condition to the right to exercise any Company Option, Company Warrant or other right to purchase or otherwise acquire any shares of Company Capital Stock, or any acceleration or release of any right to repurchase shares of Company Capital Stock upon the stockholder’s termination of employment or services with it or pursuant to any right of first refusal;
          (e) purchase, sale, pledge, disposition of, transfer, lease, license, or Encumbrance, or authorization of the purchase, sale, pledge, disposition, transfer, lease, license, or Encumbrance (other than a Permitted Encumbrance or pursuant to transactions by or among the Company and the Company Subsidiaries) of, any property or assets material to the Company or any of the Company Subsidiaries taken as a whole, other than the sale or non-exclusive license of its products or services to its customers (including OEMs, distributors and resellers) in the ordinary course of business consistent with past practice;
          (f) damage, destruction or loss of any property or asset material to the Company and the Company Subsidiaries taken as a whole (normal wear and tear excluded), whether or not covered by insurance (except where insurance proceeds fully covering such damage, destruction or loss have been received);
          (g) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the Company Capital Stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of the Company Capital Stock or any change in any rights, preferences, privileges or restrictions of any of the Company’s outstanding securities (other than repurchases of stock in accordance with the Company Option Plans or applicable Contracts in connection with the termination of service of employees or other service providers);
          (h) (i) increase in the base salary, incentive compensation (including stock awards, stock option grants or stock appreciation rights), severance or retention benefits or perquisites payable or to become payable to directors or executive officers of the Company (other than increases pursuant to the terms of an existing Contract set forth on Schedule 3.12(a) of the Company Disclosure Letter or increases not in excess of 10% of base salary granted pursuant to performance reviews held in the ordinary course of business consistent with past practice), and neither the Company nor any Company Subsidiary has entered into any Contract to grant or provide (nor has granted or provided) any severance, acceleration of vesting or other similar benefits to any of such persons (other than pursuant to the terms of an existing Contract set forth on Schedule 3.12(a) of the Company Disclosure Letter), (ii) increase in the compensation or benefits payable to its other employees (other than increases pursuant to the terms of an existing Contract or increases not in excess of 10% of base salary granted pursuant to performance reviews held in the ordinary course of business consistent with past practice), (iii) amendment or entry into of any employment or consulting Contract with any officer or director (except in the ordinary course of business pursuant to a standard offer letter with no severance, retention or acceleration provisions), (iv) adoption of any plan or arrangement to provide compensation or benefits to any employees, directors or consultants, or amendment of any Company Benefit Arrangements (except in each case as was required under ERISA, or the Code, or Applicable Law), or (v) material amendment to any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 or Company Options, except to the extent as was necessary to meet the good faith compliance requirements of such Section or Notice;
          (i) change in the identity of the Chief Executive Officer or any Vice President (who is an executive officer) of the Company, any termination of employment of a material number of employees of the Company and the Company Subsidiaries, or any organized labor dispute or claim of unfair labor practices involving the Company or the Company Subsidiaries;

          (j) making by the Company or any Company Subsidiary of any loan, advance or capital contribution to, or any investment in, any of its executive officers, directors or 10% stockholders or any firm or business enterprise in which the Company had knowledge that any such Person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment (other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with the Company’s past practices);
          (k) entering into, amendment of, relinquishment, termination or nonrenewal by it of any Company Material Contract other than in the ordinary course of its business consistent with the Company’s past practices;
          (l) change in the manner in which it extends discounts, credits or warranties to customers other than changes in the ordinary course of business consistent with past practices, which changes were immaterial to the Company Business, taken as a whole;
          (m) entering into by it of any transaction or Contract that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $1,000,000 or that is not entered into in the ordinary course of its business consistent with its past practices;
          (n) making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of the Company and the Company Subsidiaries, taken as a whole (other than such Contracts by or among the Company and the Company Subsidiaries);
          (o) any material change in accounting policies or procedures, except as required by GAAP or IAS (including any change in depreciation or amortization policies or rates or revenue recognition policies), or any revaluation of any of its material assets;
          (p) any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practices, or in an amount in excess of $250,000;
          (q) commencement or settlement (or agreement to settle) of any litigation, action, suit, proceeding, claim, arbitration or mediation (except where the amount in controversy did not exceed $500,000 and did not involve injunctive or other equitable relief);
          (r) entry into any Contract that would be required to be disclosed as an off-balance sheet arrangement under GAAP; or
          (s) announcement of, or any entry into any Contract to do, any of the things described in the preceding clauses (a) through (r) (other than negotiations and agreements with Acquiror and its representatives regarding the transactions contemplated by this Agreement).
     3.12 Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedules 3.12(a)-(s) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary or any of their respective assets or properties is bound (each a “Company Material Contract”):
          (a) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);
          (b) any Contract (other than real and personal property leases which are covered by subsection (p) below) that requires by its terms payments (whether fixed, contingent or otherwise) by it in an aggregate annual amount of $750,000 or more;
          (c) any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract (other than any Form Agreement or Freely Terminable Agreement) under which any third party is authorized to sell, sublicense, lease, distribute or market any of its products, services or technology;
          (d) any Contract providing for the development of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property for (or for the benefit or use of) it, or providing for the purchase by or license to (or for the benefit or use of) it of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property, which software, content, technology or intellectual property is in any manner incorporated (or is contemplated by it to be incorporated) into any product of it (other than software generally available to the public at a per copy license fee of less than $10,000);
          (e) any joint venture or partnership Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party in amounts in excess of $1,000,000 per annum (other than Contracts which are covered under subsection (c) above and Freely Terminable Agreements);
          (f) (i) any Contract for or relating to the employment by it of any director, officer, employee or consultant or any other type of Contract with any of its officers, employees or consultants that is not terminable by it on 30 days or less notice without cost or other Liability, (ii) any Contract requiring it to make a cash payment to any director, officer, employee or consultant on account of the Merger, or (iii) any Contract with any director, officer, employee or consultant that is entered into in connection with this Agreement;
          (g) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with GAAP, in each case involving an aggregate principal amount of underlying Debt, currency exchange, exposure under commodities or hedging arrangements or capitalized lease, as applicable, in excess of $1,000,000;
          (h) any Contract that restricts it from (i) engaging in any material aspect of its business, (ii) participating or competing in any line of business or market, (iii) freely setting prices for its products, services or technologies (including most favored customer pricing provisions), (iv) engaging in any business in any market or geographic area or that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party, or (v) soliciting current or potential suppliers or customers (except in the case of clauses (iii) and (iv) for such provisions contained in customer agreements involving non-Significant Customers that, individually or in the aggregate, are not material to the Company Business);
          (i) any Contract still in effect relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any Company Options, Company Warrants or other rights to purchase or otherwise acquire any such shares of Company Capital Stock, Company Options or Company Warrants, except for those Contracts conforming in all material respects to the standard agreements under such Company Option Plan;
          (j) any Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;
          (k) any Contract of guarantee, assumption or endorsement of, or any similar commitment with respect to, the Debt or performance obligations of any other Person;
          (l) any Contract providing for indemnification of any director or officer of the Company or any Company Subsidiary;
          (m) any Contract (i) to the Company’s knowledge, in which its officers, directors or 10% stockholders is directly or indirectly interested (whether as a party or otherwise) (other than offer letters, stock option and restricted stock purchase agreements, non-disclosure agreements or invention assignment agreements entered into in the ordinary course of business that are on the Company’s standard forms (as made available to Acquiror’s counsel) without material modifications) or (ii) with any Person with whom it does not deal at arm’s length;
          (n) any Contract pursuant to which it has acquired a business or entity, or all or substantially all of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, which Contract is still in effect and has ongoing obligations on the part of the parties thereto, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Company Subsidiaries);
          (o) any Contract with a Governmental Authority (other than customer agreements involving payments of less than $100,000 per annum) or any material Governmental Permit;
          (p) any Contract pursuant to which it has purchased any real property, or any Contract pursuant to which it is a lessor or lessee of any real property or personal property involving payments in excess of $250,000 per annum;
          (q) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by it in connection with this Agreement and the transactions contemplated hereby;
          (r) any settlement or litigation “standstill” agreement, or any tolling agreement, in each case, which is still in effect and has ongoing obligations on the party or the parties thereto (other than settlement agreements entered into in the ordinary course of business with employees upon the termination of their employment where all material obligations of the Company have been fully performed by the Company (it being understood that anti-disparagement and confidentiality provisions and mutual releases shall not be considered material obligations of the Company for this purpose)); or
          (s) any Contract under which the Company’s entering into this Agreement or the consummation of the Merger (i) requires the procurement of any consent, waiver or novation from a third party or (ii) grants a third party termination rights or other material rights.
     A true and complete copy of each agreement or document required by these subsections (a)-(s) of this Section 3.12 to be listed on Schedule 3.12 of the Company Disclosure Letter has been made available to Acquiror’s legal counsel. All Company Material Contracts are in written form.
     3.13 No Default; No Restrictions.
          (a) The Company or the applicable Company Subsidiary has performed all of the material obligations required to be performed by it under each Company Material Contract. Each of the Company Material Contracts is in full force and effect. There exists no default or event of default or event, occurrence, condition or act, on the part of or attributable to the Company or any Company Subsidiary or to the knowledge of the Company, on the part of or attributable to any other contracting party, which, with or without the giving of notice or the lapse of time, would reasonably be expected to (i) become a material default or event of default under any Company Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any material remedy under any Company Material Contract, (B) the right to a material rebate or reimbursement under any Company Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Company or any of the Company Subsidiaries under any Company Material Contract, or (D) the right to cancel, terminate or adversely modify any Company Material Contract. To the knowledge of the Company, neither the Company nor any Company Subsidiary has received any written notice regarding any material violation or breach of or default under, or intention to cancel or materially adversely modify, any Company Material Contract where the subject matter of such notice remains pending and unresolved.
          (b) Except as listed in Schedule 3.12(h) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to, and to the Company’s knowledge, no asset or property of the Company or any Subsidiary is bound or affected by, any judgment, injunction, order, decree, Contract (noncompete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, the Company or any Company Subsidiary or, following the Effective Time, the Surviving Corporation or Acquiror, from (i) engaging in any material aspect of the Company Business, (ii) participating or competing in any line of business or market, (iii) freely setting prices for the products, services or technologies of the Company and Company Subsidiaries (including most favored customer pricing provisions), (iv) engaging in any business in any market or geographic area or that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party, or (v) soliciting current or potential suppliers or customers (except in the case of clauses (iii) and (iv) for such provisions contained in customer agreements involving non-Significant Customers that, individually or in the aggregate, are not material to the Company Business).
     3.14 Intellectual Property.
          (a) To the Company’s knowledge, the Company and each Company Subsidiary (i) owns or (ii) has the valid right or license to use, and, to the extent that it does any of the following, to develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and/or dispose of all Intellectual Property used in the conduct of the Company Business (such Intellectual Property being hereinafter collectively referred to as the “Company IP Rights”) and such Company IP Rights are sufficient for such conduct of the Company Business. As used in this Agreement, “Company-Owned IP Rights” means Company IP Rights that are or are purportedly owned or exclusively licensed to the Company or any Subsidiary; and “Company-Licensed IP Rights” means Company IP Rights that are not Company-Owned IP Rights.
          (b) Neither the execution, delivery and performance of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement shall, in accordance with their terms: (i) constitute a material breach of or default under any instrument, license or other Contract governing any Company IP Right (collectively, the “Company IP Rights Agreements”) (except where such breaches, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company IP Right (except where such forfeitures or terminations, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole); or (iii) materially impair the right of the Company or the Surviving Corporation or any Company Subsidiary to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, and/or dispose of any Company IP Right or portion thereof (except where such impairments, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole). There are no royalties, honoraria, fees or other payments (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Company IP Rights that are incorporated into, integrated or bundled with any of the Company Products or Services by the Company or any Company Subsidiary that shall become payable by the Company or any Company Subsidiary as a result of the consummation of the transactions contemplated by this Agreement. After the Closing, all Company-Owned IP Rights will be fully transferable, alienable or licensable by the Surviving Corporation and Acquiror without restriction and without payment of any kind to any third party.
          (c) Schedule 3.14(c) of the Company Disclosure Letter sets forth a list (by name and version number) of each of the products and services currently produced, manufactured, marketed, licensed, sold, or distributed by the Company and the Company Subsidiaries and each product and service currently under development by the Company or any Company Subsidiary that the Company intends to make generally commercially available within six months after the Agreement Date (each a “Company Product or Service”). To the

Company’s knowledge, neither the operation of the Company Business nor the use, development, manufacture, marketing, licensing, sale, offering for sale, distribution, or intended use of any Company Product or Service (i) violates (or will violate) any license or other Contract between the Company or such Company Subsidiary and any third party, or (ii) infringes or misappropriates (or will infringe or misappropriate) any Intellectual Property right of any other party. There is no pending or threatened, claim or litigation contesting the validity, ownership or right of the Company or any Company Subsidiary to exercise any Company IP Right, nor is there any legitimate basis for any such claim. Neither the Company nor any Company Subsidiary has received any written notice from a third party (or any other notice from a third party of which the Company’s internal legal department personnel have actual knowledge) asserting that the operation of the Company Business or the development, manufacture, marketing, licensing, sale offering for sale, distribution or intended use of the Company Products or Services conflicts with or infringes (or will conflict with or infringe) the rights of any other party, nor is there any legitimate basis for any such assertion. Neither the Company nor any Company Subsidiary has received any written notice from any third party offering a license under any such third party patents. None of the Company-Owned IP Rights, the Company Products or Services, the Company or any of the Company Subsidiaries is subject to any proceeding or outstanding order, contract or stipulation (i) restricting in any manner the use, distribution, transfer, or licensing by the Company or any Company Subsidiaries of any Company-Owned IP Rights or any Company Product or Service (other than any pricing restrictions), or which may affect the validity, use or enforceability of any such Company-Owned IP Rights or Company Product or Service, or (ii) restricting the conduct of the Company Business in order to accommodate Intellectual Property rights of a third party.
          (d) To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary: (i) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Company Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Company Subsidiary that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. To the Company’s knowledge, neither the employment of any employee of the Company or any Company Subsidiary, nor the use by the Company or any Company Subsidiary of the services of any consultant or independent contractor subjects the Company or such Company Subsidiary to any Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or such Company Subsidiary, whether such Liability is based on contractual or other legal obligations to such third party.
          (e) The Company and each Company Subsidiary has taken all commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all confidential or non-public information included in the Company IP Rights and to preserve and maintain all the Company’s and the Company Subsidiaries’ interests, proprietary rights and trade secrets in the Company IP Rights. All current and former officers, employees, consultants and independent contractors of the Company and any Company Subsidiary having access to material proprietary information of the Company or such Company Subsidiary, its customers or business partners and inventions owned by the Company or such Company Subsidiary have executed and delivered to the Company or such Company Subsidiary an agreement regarding the protection of such proprietary information and the assignment of inventions to the Company or such Company Subsidiary (in the case of proprietary information of the Company’s or such Company Subsidiary’s customers and business partners, to the extent required by such customers and business partners). The Company has secured valid written assignments from all of the Company’s and the Company Subsidiaries’ current and former consultants, independent contractors and employees who were involved in, or who contributed to, the creation or development of any material Company-Owned IP Rights, of the rights to such contributions that may be owned by such persons or that the Company does not already own by operation of law. No current or former employee, officer, director, consultant or independent contractor of the Company or any Company Subsidiary has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP Rights. Schedule 3.14(e) of the Company Disclosure Letter sets forth a list and description of all technology, software or Intellectual Property owned by a third party (other than software generally available to the public at a per copy license fee of less than $10,000) that is incorporated into, integrated or bundled with any of the Company Products or Services (including any patent licensed by a third party to Company or any Company Subsidiary pursuant to a license agreement which requires payment (solely for rights under such patent) based upon the sale or distribution of any of the Company Products or Services) (“Third Party Product Technology”) and identifies each Contract pursuant to which the Company licenses the Third Party Product Technology.
          (f) Schedule 3.14(f) of the Company Disclosure Letter contains a true and complete list of (i) all registrations made throughout the world by or on behalf of the Company or any Company Subsidiary of any patents, copyrights, mask works, trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any Governmental Authority or quasi-governmental authority, including Internet domain name registries, (ii) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to Applicable Law by the Company or any Company Subsidiary to secure, perfect or protect its interest in the Company IP Rights, including all patent applications (excluding unpublished patent applications), copyright applications, mask work applications and applications for registration of trademarks and service marks, including intent-to-use applications, and where applicable the jurisdiction in which each of the items of the Company IP Rights has been applied for, filed, issued or registered, and (iii) all inter parties proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office) or equivalent authority anywhere else in the world) related to any of the Company IP Rights (collectively, the “Company Registered Intellectual Property”). All registered patents, trademarks, service marks, Internet domain names, Internet or World Wide Web URLs or addresses, copyrights and mask work rights held by the Company or any Company Subsidiary are valid, enforceable and subsisting, and the Company or such Company Subsidiary is the record owner thereof. Schedule 3.14(f) of the Company Disclosure Letter sets forth a list of all actions that are required to be taken by the Company or its Subsidiaries within 120 days of the Agreement Date with respect to any of the Company Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Company Registered

Intellectual Property. The Company and the Company Subsidiaries are the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the Company Business, including the sale, licensing, distribution or provision of any Company Products or Services by the Company or any of the Company Subsidiaries. The Company owns exclusively, and has good title to, all copyrighted works which the Company or any of the Company Subsidiaries owns or purports to own.
          (g) The Company and the Company Subsidiaries own all right, title and interest in and to all Company-Owned IP Rights free and clear of all liens, pledges and security interests (other than Permitted Encumbrances).
          (h) No license or other Contract to which the Company is a party and pursuant to which any person is authorized to use any Company-Owned IP Rights grants any third party exclusive rights to or under any Company-Owned IP Rights or grants any third party the right to sublicense any of such Company-Owned IP Rights (provided that the right to resell a software product, without the right to reproduce such product, shall not be considered a sublicense right). Neither the Company nor any of the Company Subsidiaries has transferred ownership of any material Intellectual Property that is or was owned by the Company or any of the Company Subsidiaries to any third party.
          (i) Neither the Company nor any Company Subsidiary nor any other party acting on its behalf has disclosed or made available to any party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code (as defined below). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any Company Subsidiary or any other party acting on its behalf to any party of any Company Source Code. Schedule 3.14(i) of the Company Disclosure Letter identifies each Contract pursuant to which the Company or any Company Subsidiary has deposited, or is or may be required to deposit, with an escrow agent or other party, any Company Source Code and further describes whether the execution of this Agreement or the consummation of the Merger, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code. As used in this Section 3.14(i), “Company Source Code” means, collectively, any human readable software source code, or any material portion or aspect of the software source code that constitutes a Company Product currently marketed by the Company or any Company Subsidiary.
          (j) To the Company’s knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Company IP Rights by any third party, including any employee or former employee of the Company or any Company Subsidiary.
          (k) All Company Products or Services provided by or through the Company or any Company Subsidiary to customers on or prior to the Closing Date conform in all material respects (to the extent required in Contracts with such customers) to applicable contractual commitments, express warranties and representations provided to customers in such Contracts, and neither Company nor any Company Subsidiary has any material Liability (and, to the knowledge of the Company or any Company Subsidiary, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company or any Company Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet. The Company has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Company Products or Services, and maintains a database covering the foregoing. For all software used by the Company and the Company Subsidiaries in providing Company Products or Services, or in developing or making available any of the Company Products or Services, the Company and the Company Subsidiaries have used reasonable business judgment in determining whether or not to implement security patches or upgrades that are generally available for that software.
          (l) No government funding or facilities of a university, college, other educational institution or educational research center was used in the development of the Company Products or Services, computer software programs or applications owned by the Company or any Company Subsidiary. To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary who was involved in, or who contributed to, the creation or development of any Company IP Rights has performed services for the government, for a university, college or other educational institution or for an educational research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Company Subsidiary whereby the performance of such services has caused such government, university, college, educational institution or educational research center to obtain rights to any material Company-Owned IP Rights.
          (m) Schedule 3.14(m) lists all material Open Source Materials incorporated or integrated by the Company or any Company Subsidiary into any Company Product, and describes the manner in which such material Open Source Materials were incorporated or integrated into such Company Product (such description shall include whether (and if so, how) the Open Source Materials were modified or distributed by the Company or any Company Subsidiary). As used in this Section 3.14(m), “Open Source Materials” means any software that (i) is generally publicly distributed without charge, in source code form, and under a license that authorizes each licensee to modify and distribute such software and sublicense such rights to other parties without charge (e.g., Linux). Open Source Materials includes without limitation software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License. The Company is in material compliance with the terms and conditions of all applicable licenses for such Open Source Materials.
          (n) With such exceptions as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Products; (ii) distributed Open Source Materials in conjunction with any Company Products; or (iii) used Open Source Materials, in such a way that, as a result of (i), (ii), or (iii), grants, or purports to grant, to any third party, any rights or immunities under any Company-Owned Software (including using any Open Source Materials in a manner that requires any Company-Owned Software to be

(A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge). As used in this Section 3.14(n), “Company-Owned Software” means any software included in any Company Product that is constitutes Company-Owned IP Rights.
          (o) Except as set forth in Section 3.14(o) of the Company Disclosure Letter, neither the Company nor any Subsidiary is now a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates any of the Company or any Company Subsidiary to grant or offer to any other Person any license or right to any Company-Owned IP Rights.
     3.15 Certain Transactions and Agreements. Except as disclosed in the Company’s proxy statement for its 2006 Annual Meeting of Stockholders as filed with the SEC on or about April 26, 2006 (the “2006 Proxy Statement”), to the knowledge of the Company, (a) none of the officers or directors (or Immediate Family Members thereof) or 10% stockholders of the Company has any direct or indirect ownership interest in any firm or corporation that competes with, or does business with, or has any material contractual arrangement with, the Company or any Company Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (b) none of the officers or directors (or Immediate Family Members thereof) or 10% stockholders of the Company a party to, or otherwise directly or indirectly interested in, any Company Material Contract (except for normal compensation for services as an officer or director that have been disclosed to Acquiror in the Company Disclosure Letter), and (c) none of the employees of the Company or any Company Subsidiary otherwise has a conflict of interest in violation of the Company’s code of conduct.
     3.16 Employees, ERISA and Other Compliance.
          (a) The Company and each Company Subsidiary is in compliance in all material respects with Applicable Law and Contracts relating to employment, discrimination in employment, terms and conditions of employment, compensation matters, worker classification (including the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. The Company has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any material arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, material benefits and other compensation due to or on behalf of such employees, independent contractors and consultants, when such amounts became due and payable. The Company is not liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). To the knowledge of the Company and each of its Subsidiaries there are no material pending claims against the Company or any of its Subsidiaries under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority. A complete list of all employees, officers and consultants of the Company and the Company Subsidiaries and their current title, compensation (base compensation and bonuses) is set forth on Schedule 3.16(a) of the Company Disclosure Letter. To the knowledge of the Company, all employees of the Company or any of the Company Subsidiaries are legally permitted to be employed by the Company or such Company Subsidiary in the jurisdiction in which such employee is employed in their current job capacities for the maximum period allowed under Applicable Law. To the knowledge of the Company, all independent contractors providing services to the Company or any of the Company Subsidiaries have been properly classified as independent contractors for purposes of federal and applicable state Tax laws, laws applicable to employee benefits and other Applicable Law. The Company and the Company Subsidiaries do not have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the purpose of providing for the confidentiality of proprietary information or assignment of inventions).
          (b) Neither the Company nor any Company Subsidiary (i) is now, or has ever been, subject to a union organizing effort, (ii) is subject to any collective bargaining agreement with respect to any of its employees, (iii) is subject to any other Contract with any trade or labor union, employees’ association or similar organization, and (iv) has any current labor disputes. To the knowledge of the Company, the Company and the Company Subsidiaries each has good labor relations, and has no knowledge of any facts indicating that the consummation of the Merger shall have a material adverse effect on such labor relations, and has no knowledge that any of its key employees intends to leave their employ. There are no pending, or threatened, efforts to certify any Person as the collective bargaining agent of all or some of the employees of the Company or any Company Subsidiary.
          (c) The Company has no Company Benefit Arrangement which constitutes, or has since the enactment of ERISA, constituted, (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” as defined in ERISA or Code Section 413(c), or (iii) a “funded welfare plan” within the meaning of Code Section 419. No pension plan of the Company is subject to Title IV of ERISA.
          (d) (i) Schedule 3.16(d) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) which is treated under Code Section 414(b) or (c) as a single employer with the Company (an “ERISA Affiliate”) each employment, consulting, severance or other similar Contract (except offer letters providing for at-will employment which do not provide for severance, acceleration, or post-termination benefits except as required by Applicable Law), each “employee benefit plan” as defined in Section 3(3) of ERISA, each loan to an employee in excess of $10,000 and each plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such), workers’ benefits, vacation benefits, severance benefits, retention, disability benefits, death benefits, hospitalization benefits, relocation benefits, cafeteria benefits, child care benefits , sabbatical, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is currently in effect, maintained or contributed to by the Company, any Company Subsidiary or any ERISA Affiliate and which covers any employee or former employee of the Company or any Company Subsidiary. Such Contracts, plans and arrangements as are described in this Section 3.16(d) are hereinafter collectively referred to as “Company Benefit Arrangements”.
               (ii) Except, in each case, as would not individually or in the aggregate result in a material liability to the Company and the Company Subsidiaries, taken as a whole, each Company Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any Applicable Law that is applicable to such Company Benefit Arrangement. Unless otherwise indicated in Schedule 3.16(d) of the Company Disclosure Letter, with respect to each such Company Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code, the Company has received a favorable opinion, advisory, notification and/or determination letter, as applicable, that such plan satisfied the requirements of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997 (collectively referred to as “GUST”), the Tax Reform Act of 1986, the IRS Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (a copy of which letter(s) have been made available to Acquiror and its counsel), and nothing has occurred since the issuance of such opinion, advisory, notification and/or determination letter, as applicable, which would reasonably be expected to cause the loss of the Tax-qualified status of such Company Benefit Arrangement. Each Company Benefit Arrangement can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror and/or the Merger Sub (other than ordinary administrative expenses typically incurred in a termination event). No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Benefit Arrangement, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor. No Company Benefit Arrangement is subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. No Company Benefit Arrangement that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA is self-insured.
               (iii) The Company has made available to Acquiror and its legal counsel a complete and correct copy and description of each Company Benefit Arrangement, including all plan documents, adoption agreements, and amendments and restatements thereto executed since inception of such Company Benefit Arrangement, current trust documents, current financial statements, current insurance policies, current vendor contracts, current employee booklets, current summary plan descriptions, summary of material modifications and other authorizing documents, and any material employee communications relating thereto.
               (iv) The Company has timely filed and made available to Acquiror and its legal counsel the two most recent annual reports (Form 5500) for each Company Benefit Arrangement that is subject to ERISA and Code reporting requirements, including all attachments, schedules, financial statements and accountants’ opinions attached thereto.

               (v) To the knowledge of the Company, no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company or any Company Subsidiary, is threatened against or with respect to any Company Benefit Arrangement, including any audit or inquiry by the Internal Revenue Service or the U.S. Department of Labor. Neither the Company nor any Company Subsidiary has ever been a participant in any “prohibited transaction” within the meaning of Section 406 of ERISA with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) that the Company or such Company Subsidiary sponsors as employer or in which the Company or such Company Subsidiary participates as an employer which was not otherwise exempt pursuant to Section 408 of ERISA and regulatory guidance thereunder (including any individual exemption granted under Section 408(a) of ERISA) or that could result in an excise Tax under the Code or the assessment of a civil penalty under Section 502(i) of ERISA.
               (vi) All contributions due from the Company with respect to any of the Company Benefit Arrangements have been timely made under the terms of the applicable Company Benefit Arrangement, ERISA, the Code and any other Applicable Law, or there is a period of time remaining for such contributions to be timely made except to the extent failure to make such contributions would result in a material liability to the Company.
               (vii) No Company Benefit Arrangement (other than life insurance arrangements) provides post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other Applicable Law.
          (e) To the knowledge of the Company each Company Benefit Arrangement, to the extent applicable, is in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code, Sections 601 through 608 of ERISA, the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder.
          (f) Schedule 3.16(f) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder). No benefit payable or that may become payable by the Company or any Company Subsidiary pursuant to any Company Benefit Arrangement or as a result of, in connection with or arising under this Agreement or the Agreement of Merger shall constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that is subject to the imposition of an excise Tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. Unless otherwise indicated in Schedule 3.16(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any: (i) Contract with any Person (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company in the nature of the Merger, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (ii) Company Benefit Arrangement, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Merger, or any event subsequent to the Merger such as the termination of employment of any person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. Neither the Company nor any of the Company Subsidiaries has any obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations (i) for which the Company has established a reserve (or purchased an insurance policy listed in Schedule 3.19 of the Company Disclosure Letter) for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Balance Sheet Date and disclosed on Schedule 3.16(g) of the Company Disclosure Letter.
          (g) To the knowledge of the Company no employee or consultant of the Company or any Company Subsidiary is in material violation of (i) any Contract or (ii) any restrictive covenant relating to the right of any such employee or consultant to be employed by the Company or such Company Subsidiary or to use trade secrets or proprietary information of others.
          (h) Each Company Benefit Arrangement that has been established or maintained, or that is required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction, outside of the United States (each such Company Benefit Arrangement, a “Foreign Plan”) is listed in Schedule 3.16(h) of the Company Disclosure Letter. With respect to each Foreign Plan, (i) to the knowledge of the Company, such Foreign Plan has been administered in all material respects at all times in accordance with its terms and Applicable Law and regulations, (ii) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (iii) to the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such Foreign Plan other than the triggering of payment to participants, and (iv) except as required by Applicable Law, no condition exists that would prevent the Company or any of the Company Subsidiaries from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan (other than normal expenses typically incurred in a termination event).
          (i) In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the Workers Adjustment and Retraining Notification Act (the “WARN Act”) in respect of the Company.
          (j) The Company has made available to Acquiror true and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.
          (k) Schedule 3.16(k) of the Company Disclosure Letter lists as of the Agreement Date each employee of the Company and any Company Subsidiary who is currently on leave from the Company or a Company Subsidiary and the date that is currently anticipated to be the date that they will return to service.

     3.17 Advisor Fees. Except for fees payable to Goldman, Sachs & Co. as set forth in engagement letter between the Company and Goldman, Sachs & Co. dated August 8, 2006 (the “Engagement Letter”), a true, correct and complete version of which has been provided by the Company to Acquiror, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger, and Acquiror will not incur any liability to any such investment banker, broker, advisor or similar party as a result of this Agreement, the Merger or any act or omission of the Company.
     3.18 Insurance. The Company and the Company Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 3.18 of the Company Disclosure Letter. Schedule 3.18 sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the Agreement Date. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company and each Company Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and neither the Company nor any Company Subsidiary has any knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds. Each of the Company and each Company Subsidiary has made available to Acquiror correct and complete copies of all such policies of insurance and bonds.
     3.19 Environmental Matters.
          (a) The Company, each Company Subsidiary and their respective predecessors and affiliates are in material compliance with all applicable Environmental Laws (as defined below), which compliance includes the possession by the Company or such Company Subsidiary of all material permits and other governmental authorizations required under applicable Environmental Laws and compliance, in all material respects, with the terms and conditions thereof. Neither the Company nor any Company Subsidiary has received any written notice or other communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that the Company or such Company Subsidiary is not in compliance, in any material respect, with any applicable Environmental Law. To the knowledge of the Company, no current or prior owner of any property leased or possessed by the Company or any Company Subsidiary has received any written notice or other communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or such Company Subsidiary is not in compliance, in any material respect, with any applicable Environmental Law.
          (b) For purposes of this Section 3.19: (i) “Environmental Law” means any federal, state or local statute, law, regulation or other legal requirement relating to pollution, protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or exposure of any individual to Materials of Environmental Concern, including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of

Environmental Concern; and (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.
     3.20 Customers and Suppliers.
          (a) As of the Agreement Date, neither the Company nor any Company Subsidiary has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the year ended December 31, 2006, was one of the 20 largest sources of revenues for the Company and the Company Subsidiaries, taken as a whole, during such periods (each, a “Significant Customer”) that would reasonably be expected to result in a material deterioration in, or termination of, the relationship between the Company or any Company Subsidiary and such Significant Customer. Each Significant Customer is listed on Schedule 3.20(a) of the Company Disclosure Letter. As of the Agreement Date, neither the Company nor any of the Company Subsidiaries has received any written notice from any Significant Customer that such customer shall not continue as a customer of the Company (or the Surviving Corporation or Acquiror) after the Closing or that such customer intends to terminate or materially adversely modify the existing Contracts with the Company.
          (b) As of the Agreement Date, neither the Company nor any Company Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2006, was one of the 10 largest suppliers of products and/or services to the Company and the Company Subsidiaries, based on amounts actually paid by the Company and the Company Subsidiaries during such periods (each, a “Significant Supplier”) that would reasonably be expected to result in a material deterioration in, or termination of, the relationship between the Company or any Company Subsidiary and such Significant Supplier. Each Significant Supplier is listed on Schedule 3.20(b) of the Company Disclosure Letter. As of the Agreement Date, neither the Company nor any of the Company Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or the Surviving Corporation or Acquiror) after the Closing or that such supplier intends to terminate or materially adversely modify the existing Contracts with the Company.
     3.21 Privacy. The Company and each Company Subsidiary has complied with the Company’s privacy policies in effect as of the Agreement Date and, to the Company’s knowledge, the Company and each Company Subsidiary have not failed to comply in all material respects with all Applicable Law relating to (a) the privacy of users of the Company Products or Services and all Internet websites owned, maintained or operated by the Company and the Company Subsidiaries (collectively, the “Company Websites”), and (b) the collection, storage and transfer of any personally identifiable information collected by the Company and the Company Subsidiaries or by third parties having authorized access to the Company’s and the Company Subsidiaries’ records. No material claims have been asserted or, to the knowledge of the Company, are threatened, against the Company or any of the Company Subsidiaries by any person or entity alleging a violation of such person’s or entity’s privacy, personal or confidentiality rights under the privacy policies of the Company or the Company Subsidiaries.

     3.22 Fairness Opinion. The Company Board has received an opinion from Goldman, Sachs & Co., dated as of the Agreement Date, to the effect that, as of the Agreement Date and based on and subject to the matters set forth in the opinion, the Cash Amount Per Share to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders.
ARTICLE 4
Representations and Warranties of Acquiror
     Acquiror represents and warrants to the Company as follows:
     4.1 Organization and Good Standing. Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Each of Acquiror and Merger Sub is duly qualified or licensed to do business, and is in good standing (to the extent that such concept is applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Acquiror’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement. Acquiror has made available to the Company true and complete copies of the currently effective Certificate of Incorporation and Bylaws of Acquiror and Merger Sub, each as amended to date. Neither Acquiror nor Merger Sub is in violation of its Certificate of Incorporation or Bylaws, each as amended to date.
     4.2 Power, Authorization and Validity.
          (a) Power and Authority. Acquiror has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Acquiror of this Agreement and all other agreements, transactions and actions contemplated hereby have been duly and validly approved and authorized by all necessary corporate action on the part of Acquiror. Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and all other agreements, transactions and actions contemplated hereby have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.
          (b) No Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is necessary or required to be made or obtained by Acquiror or Merger Sub to enable Acquiror and Merger Sub to lawfully execute and deliver, enter into, and perform their respective obligations under this Agreement or to consummate the Merger, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Acquiror is qualified to do business, (ii) such filings and notifications as may be required to be made by Acquiror in connection with the Merger under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of applicable waiting periods under the HSR Act and such Antitrust Laws, (iii) the filing with the SEC of such reports and filings under the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, (iv) such other filings and notifications as may be required to be made by Acquiror or Merger Sub under federal, state or foreign securities laws or the rules and regulations of NASDAQ, and (v) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to materially affect the ability of Acquiror or Merger Sub to consummate the Merger or have a Material Adverse Effect on Acquiror.
          (c) Enforceability. This Agreement has been duly executed and delivered by Acquiror and Merger Sub, and assuming the due execution and delivery of this Agreement by the Company, constitutes the valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement constitutes the valid and binding obligations of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.
     4.3 No Conflict. Neither the execution and delivery of this Agreement by Acquiror or Merger Sub, nor the consummation of the Merger or any other transaction contemplated hereby, conflicts with, or (with or without notice or lapse of time, or both) results in a termination, breach, impairment or violation of, or constitutes a default under, or requires a consent, waiver or approval of any Person under, (a) any provision of the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub, each as currently in effect, (b) any Applicable Law applicable to Acquiror, Merger Sub or any of their respective material assets or properties, or (c) any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub or any of their respective assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default, or failure to obtain such consent, waiver or approval, would not be material to Acquiror’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.
     4.4 Financing. Acquiror has, and will have available to it upon the Effective Time, sufficient funds to consummate the transactions contemplated by this Agreement, including payment in full of the amounts payable to the Company Securityholders under Article 2.
     4.5 Stock Ownership. As of the Agreement Date, neither Acquiror nor Merger Sub beneficially own any shares of Company Capital Stock. Neither Acquiror nor Merger Sub, nor any of their “Affiliates” or “Associates”, has been an “interested stockholder” of the Company at any time within three years of the Agreement Date, as those terms are used in Section 203 of the Delaware Law.

     4.6 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.
     4.7 Proxy Statement. The information supplied by Acquiror for inclusion in the Proxy Statement shall not at the time the Proxy Statement is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement shall not, on the date the Proxy Statement is mailed to Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. Notwithstanding the foregoing, Acquiror makes no representation or warranty with respect to any information supplied by the Company that is contained in the Proxy Statement.
ARTICLE 5
Company Covenants
     During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 9, the Company covenants and agrees with Acquiror as follows:
     5.1 Preparation of SEC Documents; Company Stockholders’ Meeting.
          (a) Proxy Statement. As soon as reasonably practicable following the Agreement Date, the Company shall prepare and file with the SEC the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Acquiror and its counsel a reasonable opportunity to review and comment thereon and reflecting therein all reasonable comments proposed by Acquiror and its counsel. The Company will promptly advise Acquiror, of the time when the definitive form of the Proxy Statement has been filed with the SEC or any supplement or amendment has been filed, the issuance of any stop order, or any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide Acquiror with copies of any written communication from the SEC or any state securities commission. The Company will respond in good faith to any comments of the SEC and will cause the Proxy Statement to be mailed to its stockholders as soon as reasonably practicable. If at any time prior to the Effective Time any event or information (including any Change in Recommendation) relating to the Company, or any of its Affiliates, officers or directors, should be discovered by Acquiror or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the Company Stockholders.
          (b) Company Stockholders’ Meeting. The Company shall, as soon as reasonably practicable following the Agreement Date, take all action necessary in accordance with the Company Charter Documents and Applicable Law to duly give notice of, convene and hold the Company Stockholders’ Meeting. Unless there has been a Change in Recommendation pursuant to Section 5.2(d), the Company will use reasonable best efforts to obtain the Company Stockholder Approval, including by using reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement, or, if, as of the time for which the Company Stockholders’ Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Stockholders’ Meeting are solicited in compliance with the Company Charter Documents and Applicable Law. Without the prior written consent of Acquiror, adoption of this Agreement (including adjournment of the Company Stockholders’ Meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of adoption of this Agreement), is the only matter which the Company shall propose to be acted on by the Company Stockholders at the Company Stockholders’ Meeting. Notwithstanding anything to the contrary contained herein, unless this Agreement has been terminated in accordance with its terms, adoption of this Agreement shall be submitted by the Company to the Company Stockholders at the Company Stockholders’ Meeting.
          (c) Board Recommendation. Except to the extent expressly permitted by Section 5.2(d), (i) the Company Board shall recommend that its stockholders vote in favor of the adoption of this Agreement at the Company Stockholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Company Board has recommended that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting, and (iii) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Acquiror, the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement.
     5.2 No Solicitation.
          (a) Alternative Transaction. The Company shall not and will cause the Company Subsidiaries not to, (i) permit any of its or its subsidiaries’ officers, directors, attorneys or financial advisors (or its or its subsidiaries’ other employees, agents or representatives who have the authority to act on behalf of the Company or the Company Subsidiaries regarding any Alternative Transaction) (collectively, “Representatives”) to, directly or indirectly, solicit, initiate, seek, endorse, recommend or support, or knowingly encourage or facilitate, any inquiry, proposal or offer from, furnish any non-public information to, or participate in any discussions or negotiations with, or enter into any agreement with, any party or group regarding any Alternative Transaction (except to disclose the existence of the provisions of this Section 5.2), (ii) approve, endorse or recommend any Alternative Transaction (except to the extent specifically permitted by Section 5.2(d)), or (iii) enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal. The Company will, and will cause its Subsidiaries and Representatives to, immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and, upon Acquiror’s request, shall request the prompt return or destruction of all confidential information previously furnished to any Person with which the Company, its Subsidiaries or Representatives have engaged in any such activities within the 12-month period preceding the Agreement Date. The Company will, and will cause its Subsidiaries and Representatives to, use reasonable best efforts to enforce (and will not waive any provisions of) any confidentiality or standstill agreement (or any similar agreement) to which the Company of any of its Subsidiaries is a party relating to any such Alternative Transaction Proposal. Any breach of the foregoing provisions of this subsection by any of the Company Subsidiaries or Representatives shall be deemed to be a breach by the Company.
          (b) Notification. As promptly as practicable (and in any event within 24 hours) after receipt by the Company, any of its Subsidiaries or Representative of any Alternative Transaction Proposal or any request for non-public information relating in any way to any Alternative Transaction Proposal, the Company shall provide Acquiror with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal or request, and the identity of the Person or Group making any such Alternative Transaction Proposal or request and a copy of material written materials provided to it in connection with such Alternative Transaction Proposal. Thereafter, the Company shall keep Acquiror informed on a current basis in all material respects regarding the status and details of any such Alternative Transaction Proposal or request (including substantive modifications or proposed substantive modifications), including by providing to Acquiror a copy of material written materials setting forth such modifications or proposed modifications. The Company shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the Company Board) of any meeting of the Company Board at which it is reasonably expected to consider any Alternative Transaction Proposal or Alternative Transaction, including to consider whether such Alternative Transaction Proposal is a Superior Proposal.
          (c) Superior Proposal. Notwithstanding anything to the contrary contained in the provisions of Section 5.2(a), in the event that prior to the time that Company Stockholder Approval has been obtained, the Company receives a bona fide written Alternative Transaction Proposal that was not solicited in, or submitted as a result of a, violation of Section 5.2(a)(i) hereof that the Company Board determines in good faith (after consultation with its outside legal counsel and its financial advisor) is, or is reasonably likely to become, a Superior Proposal, the Company or the Company Board may then take the following actions, but only if (i) (A) the Company Board determines in good faith, after consultation with its outside legal counsel, that it is required to do so to comply with its fiduciary obligations to the Company Stockholders under Applicable Law, and (B) the Company has given Acquiror prior written notice that the Company Board has made the determination set forth in the immediately preceding clause (A), and (ii) the

Company shall have provided to Acquiror the information regarding such Alternative Transaction Proposal as set forth in the first two sentences of Section 5.2(b).
               (i) Furnish non-public information to the Person or Group making such Alternative Transaction Proposal, provided that (A) the Company first shall have received from such Person an executed confidentiality agreement in substantially the same form as the Confidentiality Agreement, which confidentiality agreement shall not include any provision having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement or the Confidentiality Agreement and shall also require such Person to agree to customary employee non-solicitation provisions covering at least 12 months from execution of such confidentiality agreement and (B) contemporaneously with furnishing any such non-public information to such Person or Group, it furnishes such non-public information to Acquiror (to the extent such non-public information has not been previously so furnished to Acquiror); and
               (ii) Engage in discussions or negotiations (including negotiation of appropriate documentation) with such Person or Group with respect to such Alternative Transaction Proposal.
          (d) Change in Recommendation. Solely in response to the receipt of a bona fide written Alternative Transaction Proposal that was not solicited in, or submitted as a result of a, violation of Section 5.2(a)(i) hereof that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, to be a Superior Proposal, the Company Board may make a Change in Recommendation, if all of the following conditions in clauses (i) through (vi) are met:
               (i) the Superior Proposal has been made and has not been withdrawn;
               (ii) the Company Stockholder Approval has not yet been obtained;
               (iii) the Company has (A) provided to Acquiror three Business Days’ prior written notice which shall state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal, a copy of all negotiated draft agreements relating thereto, and the identity of the Person or Group of Persons making the Superior Proposal, and (3) that it intends to effect a Change in Recommendation and the manner in which it intends to do so, (B) provided to Acquiror (to the extent not previously provided) a copy of all non-public information made available to the Person or Group making the Superior Proposal in connection with such Superior Proposal, and (C) during the aforementioned three Business Day period, if requested by Acquiror, engaged in good faith negotiations with Acquiror with respect to any amendments Acquiror proposes to make to this Agreement such that the Superior Proposal would no longer be a Superior Proposal;
               (iv) Acquiror shall not have, within the aforementioned three Business Day period, made, and not withdrawn, a bona fide written offer that the Company Board has in good faith determined (after consultation with its outside legal counsel and its financial advisor) results in the Alternative Transaction Proposal that had been determined to be a Superior Proposal no longer being a Superior Proposal; and
               (v) the Company Board has determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and the results of any negotiations with Acquiror as contemplated by subsection (iii) above and any bona fide written offer from Acquiror contemplated by subsection (iv) above, the Company Board is required to effect a Change in Recommendation to comply with its fiduciary duties to the Company Stockholders under Applicable Law.
          (e) Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the Company shall not effect, or disclose pursuant to such rules or otherwise a position which constitutes, a Change in Recommendation unless specifically permitted pursuant to the terms of Section 5.2(d).
     5.3 Maintenance of Business.
          (a) The Company shall, and shall cause each of the Company Subsidiaries to, exercise reasonable best efforts to carry on the Company Business in the ordinary course consistent with its past practices, including with respect to the payment of debts, Taxes, and other Liabilities when due (subject to good faith disputes over such debts, Taxes or other Liabilities), and in such regard shall provide the access to information contemplated in Section 5.7 hereof.
          (b) The Company shall, and shall cause each of the Company Subsidiaries to, use its reasonably diligent efforts to assure that each of its Contracts (other than with Acquiror) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation in connection with, or terminate as a result of, the consummation of, the Merger.
          (c) The Company shall perform the additional covenants set forth on Schedule 5.3(c) of the Company Disclosure Letter.
     5.4 Conduct of Business. The Company shall not, and shall not permit any of the Company Subsidiaries to, take any of the following actions without Acquiror’s prior written consent:
          (a) (i) incur any indebtedness for borrowed money or guarantee, assume or endorse such indebtedness of another Person, except for (A) indebtedness for borrowed money under or guarantees with respect to indebtedness under any existing debt obligation or existing line of credit set forth in Schedule 3.12(g) of the Company Disclosure Letter, (B) indebtedness of, by and among the Company and any direct or indirect wholly-owned Company Subsidiary, or (C) guarantees of indebtedness under corporate credit cards held by employees in the ordinary course of business, consistent with past practices; or (ii) guarantee, assume or endorse the performance obligations of another Person;

          (b) (i) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with its past practices (provided that no proceeds of any such advances are used directly or indirectly to purchase shares of Company Capital Stock); (ii) make any material investments in or material capital contributions to, any Person (other than a direct or indirect wholly-owned Company Subsidiary); (iii) forgive or discharge in whole or in part any outstanding loans or advances; or (iv) prepay any indebtedness except in the ordinary course of business consistent with past practice;
          (c) (i) other than the entry into Contracts providing for commercial sales of (or OEM, distribution or reseller arrangements with respect to) the Company Products or Services, in each case in the ordinary course of business and consistent with past practice, enter into any Company Material Contract specified in subsections (a), (b), (c), (d), (e), (h), (j), (l), (m), (o) or (q) of Section 3.12, or (ii) materially breach, terminate (other than allowing expiration according to its terms, including failure to renew), materially and adversely amend, or otherwise materially and adversely modify or waive any of the material terms of, any Company Material Contract (it being understood that actions otherwise permitted by the terms of the other subsections of this Section 5.4 shall not be deemed to constitute a violation of this clause (ii));
          (d) purchase, sell, pledge, dispose of, transfer, lease, license or encumber, or authorize the sale, pledge, disposition, transfer, lease, license or Encumbrance (other than a Permitted Encumbrance) of, any property or assets material to the Company and the Company Subsidiaries, taken as a whole, other than the sale or non-exclusive license of its products or services to its customers (including OEMs, distributors and resellers) in the ordinary course of business consistent with past practice;
          (e) other than as expressly permitted by subsection (i) of this Section 5.4, (i) increase the base salary, incentive compensation (including stock awards, stock option grants or stock appreciation rights), severance or retention benefits or perquisites payable, or to become payable, to directors or executive officers of the Company (other than increases pursuant to the terms of a Contract in effect on the Agreement Date and set forth on Schedule 3.12(a) of the Company Disclosure Letter or increases not in excess of 10% of base salary granted pursuant to performance reviews held in the ordinary course of business consistent with past practice) nor enter into any Contract to grant or provide (nor grant or provide) any severance, acceleration of vesting or other similar benefits to any of such persons (other than pursuant to the terms of an existing Contract set forth on Schedule 3.12(a) of the Company Disclosure Letter or as required by Applicable Law (as determined by the Company in good faith after consultation with its and Acquiror’s outside legal counsel)), (ii) increase the compensation or benefits payable or to become payable to its other employees (other than increases pursuant to the terms of a Contract in effect on the Agreement Date or increases not in excess of 10% of base salary granted pursuant to performance reviews held in the ordinary course of business consistent with past practice) nor enter into any Contract to grant or provide (nor grant or provide) any severance, acceleration of vesting or other similar benefits to any of such persons (other than pursuant to the terms of an existing Contract set forth on Schedule 5.4(e) of the Company Disclosure Letter or as required by Applicable Law (as determined by the Company in good faith after consultation with its and Acquiror’s outside legal counsel)), (iii) amend or enter into any employment or consulting Contract with any officer or director (except in the ordinary course of business pursuant to a standard offer letter with no severance, retention or acceleration provisions), (iv) adopt any plan or arrangement to provide compensation or benefits to any employees, directors or consultants, or amend any Company Benefit Arrangements (except in each case as required under ERISA, or the Code, or Applicable Law), or (v) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 or Company Options except to the extent necessary to meet the good faith compliance requirements of such Section or Notice;
          (f) make any material change in accounting policies or procedures, except as required by GAAP or IAS;
          (g) declare, set aside or pay any cash or stock dividend or other distribution (whether in cash, stock or property) in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its capital stock or other securities (except for the repurchase of stock from its employees, directors, consultants or contractors in connection with the termination of their services in accordance with the terms of Contracts granting such repurchase rights), or pay or distribute any cash or property to any of its stockholders or securityholders or make any other cash payment to any of its stockholders or securityholders;
          (h) terminate, waive or release any material right or claim, other than any termination, waiver or release of any such right or claim (i) under customer (including OEM, distributor and reseller) Contracts with respect to Company Products or Services that are immaterial to the Company Business and (ii) that does not involve any Significant Customer;
          (i) issue, sell, create or authorize any shares of its capital stock of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, shares of its capital stock, other than (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options or Company Warrants outstanding on the Agreement Date, and (ii) the issuance of Company Options to newly hired employees in the ordinary course of business, consistent with past practices (provided that such Company Options (A) will have customary share amounts and vesting terms, consistent with past practices, (B) will not accelerate upon the occurrence of the Merger or any subsequent event (provided, however, that should the Merger not occur, such restriction on acceleration may cease to apply), and (C) will have exercise prices equal to fair market value on the date of grant).
          (j) subdivide, split, combine or reverse split the outstanding shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or series or affecting any other of its securities;
          (k) merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other entity (other than Acquiror or Merger Sub), acquire a substantial portion of the assets of any such entity, or enter into any Contract for such purpose;

          (l) amend its Certificate of Incorporation or Bylaws or other comparable charter documents (except as required by Applicable Law (as determined in good faith by the Company following consultation with its and Acquiror’s outside legal counsel) and except for immaterial amendments or changes to the charter documents of Company Subsidiaries);
          (m) (i) license any of its technology or Intellectual Property (except for licenses made, and the entry into Contracts providing for commercial sales of, and OEM, distribution and reseller relationships with respect to, the Company Products or Services, in each case, in the ordinary course of business consistent with its past practices) or (ii) other than licenses of software generally available to the public at a per copy license fee of less than $10,000, enter into any Contract to acquire or license Intellectual Property that (A) may not be canceled without penalty by the Company or the Company Subsidiaries upon notice of 30 days or less and (B) requires by its terms payments by the Company or the Company Subsidiaries in an amount in excess of $1,000,000 per annum or involves terms which materially restrict the Company or any of the Company Subsidiaries, or (iii) transfer or provide a copy of any source code of the Company to any Person other than (A) to employees or consultants of the Company or any of its Subsidiaries who have a reasonable need to access such source code in the course of performance of their duties for the Company or any such Subsidiary or (B) pursuant to pre-existing obligations arising from existing customer agreements;
          (n) materially change any insurance coverage;
          (o) (i) agree to any audit assessment by any Tax Authority with respect to income Taxes or any material audit assessment with respect to other Taxes, (ii) file any income Tax Return, any other material Tax Return or any amendment to any income or other material Tax Return unless copies of such Tax Return or amendment have first been delivered to Acquiror for its review at a reasonable time prior to filing, (iii) except as required by Applicable Law, make or change any material election in respect of Taxes or adopt or change any material accounting method in respect of Taxes, or (iv) enter into any closing agreement, settle any claim or assessment in respect of income Taxes or other material Taxes, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of income Taxes or other material Taxes;
          (p) except as set forth in Schedule 5.4(p) of the Company Disclosure Letter, modify or change the exercise or conversion rights or exercise or purchase prices of any of its capital stock, any of its stock options, warrants or other securities, or accelerate or otherwise modify (i) the right to exercise any option, warrant or other right to purchase any of its capital stock or other securities or (ii) the vesting or release of any shares of its capital stock or other securities from any repurchase options or rights of refusal held by it or any other party or any other restrictions;
          (q) (i) except as set forth in Schedule 5.4(q) of the Company Disclosure Letter, initiate any litigation, action, suit, proceeding, claim or arbitration (other than (A) for the routine collection of bills or to enforce its rights under this Agreement and (B) to enforce Company-Owned IP Rights against current or former employees or individual contractors/consultants), it being understood that with respect to any litigation, action, suit, proceeding, claim or arbitration for which the prior written consent of Acquiror is required under this clause (i), (x) such consent will not be unreasonably withheld or delayed, (y) such consent will be granted or denied within three Business Days following the receipt by Acquiror from the Company of all information reasonably necessary to make an informed decision on such consent, and (z) Acquiror will exercise reasonable best efforts to make available appropriate personnel to review such information as quickly as reasonably practicable, or (ii) settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in either case where the amount in controversy does not exceed $500,000 and does not involve injunctive or other equitable relief);
          (r) (i) pay, discharge or satisfy, in an amount in excess of $500,000 in any one case or $1,000,000 in the aggregate, any Liability arising otherwise than in the ordinary course of business, other than (1) the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Balance Sheet and (2) the payment, discharge or satisfaction of Transaction Expenses, or (ii) make any capital expenditures, capital additions or capital improvements that, individually or in the aggregate, materially deviate from those scheduled to be made prior to the End Date under the Company’s capital expense budget for the 2007 fiscal year attached as Schedule 5.4(r)(ii) to the Company Disclosure Letter;
          (s) materially change the manner in which it extends warranties, discounts or credits to customers, other than changes in the ordinary course of business consistent with past practices, which changes are immaterial to the Company Business, taken as a whole; or
          (t) agree to do any of the things described in the preceding clauses (a)-(s).
For purposes of this Section 5.4, “Company Material Contract” includes any Contract arising subsequent to the Agreement Date that would have been required to be listed on the Company Disclosure Letter pursuant to Section 3.12 had such Contract been in effect on the Agreement Date.
     5.5 Advice of Changes.
          (a) Closing Conditions. The Company shall promptly advise Acquiror in writing of (i) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Company contained in Article 3 untrue or inaccurate such that the condition set forth in Section 8.3(a) would not be satisfied, (ii) any breach of any covenant or obligation of the Company pursuant to this Agreement such that the condition set forth in Section 8.3(b) would not be satisfied, or (iii) any Material Adverse Change in the Company; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not be deemed to (1) modify any representation or warranty contained herein, (2) supplement or modify the Company Disclosure Letter or (3) limit or otherwise affect the remedies available hereunder to Acquiror or the conditions to Acquiror’s obligation to consummate the Merger.
          (b) Litigation. The Company shall notify Acquiror in writing promptly after the Company Board or any executive officer or senior legal department member of the Company is notified in writing of any material claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or governmental agency, initiated by or against it, or known by the Company to be threatened against the Company or any Company Subsidiary.

     5.6 Reasonable Best Efforts.
          (a) Governmental and Third Party Approvals. Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective, in the most expeditious manner practicable, the Merger, including using reasonable best efforts to (i) make all required Antitrust Filings and, as reasonably requested by Acquiror, obtain all other necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities, make all necessary registrations and filings and take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) cooperate with Acquiror to determine an appropriate process to identify any, and thereafter seek to obtain any so identified, consents, approvals or waivers from third parties necessary to consummate the Merger, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, brought by third parties (and not Governmental Authorities) challenging this Agreement or the consummation of the Merger, including promptly seeking to have reversed any stay or temporary restraining order resulting from such lawsuits or proceedings entered by any court or other Governmental Authority, and (iv) execute and deliver any additional instruments necessary to consummate the Merger. In furtherance and not in limitation of the foregoing, the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the Agreement Date and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, and under comparable merger notification regulations of any foreign or other Governmental Authority, as soon as practicable. Subject to Applicable Law relating to the exchange of information, Acquiror shall have the right to review in advance, and to the extent reasonably practicable the Company will consult Acquiror on, all the information relating to the Company and its Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Authority or third party in connection with the Merger and the other transactions contemplated by this Agreement.
          (b) Notification. The Company shall keep Acquiror reasonably apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Authority (whether domestic, foreign or supranational). In that regard, the Company shall without limitation use its reasonable best efforts to (i) promptly notify Acquiror of, and if in writing and requested by Acquiror, furnish Acquiror with copies of (or, in the case of material oral communications, advise the other orally of) any communications or filings from or with any Governmental Authority (whether domestic, foreign or supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit Acquiror to review and discuss in advance, and consider in good faith the views of Acquiror in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, (iii) to the extent practicable, not participate in any meeting with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with Acquiror in advance and to the extent permitted by such Governmental Authority gives Acquiror the opportunity to attend and participate thereat, and (iv) furnish Acquiror with such necessary information and reasonable assistance as Acquiror may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to Acquiror under this Section 5.6 as “outside counsel only.” Such material and the information so designated and contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express written consent is obtained in advance from the Company or its legal counsel.
          (c) State Takeover Statutes. In connection with and without limiting the foregoing, the Company shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger, take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the Merger. Prior to the Effective Time, the Company shall not take any action to render inapplicable or to exempt any third Person from, any state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock unless (i) required to do so by order of a court of competent jurisdiction or (ii) the Company Board has determined in good faith, after consultation with its outside legal counsel, that, in light of a Superior Proposal with respect to the Company, it is required to take such action to comply with its fiduciary duties to the Company Stockholders under Applicable Law.
     5.7 Access to Information. Except as set forth in Schedule 5.7 to the Company Disclosure Letter, subject to the Confidentiality Agreement and Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Acquiror and to the officers, employees, accountants, counsel, financial advisors and other representatives of Acquiror, reasonable access at all reasonable times on reasonable notice during the period prior to the Effective Time to all their properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries) and, during such period and subject to the Confidentiality Agreement and Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, make available promptly to Acquiror (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Acquiror may reasonably request; provided, however, that with respect to any documents or other information subject to the attorney-client privilege, the Company shall reasonably cooperate with Acquiror to develop procedures (such as a common legal interest agreement) to allow such documents and information to be shared with Acquiror and its advisors without waiving such attorney-client privilege. No review pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

     5.8 Confidentiality. The Company will hold and keep confidential, and will cause its officers and employees and will direct its accountants, counsel, financial advisors and other authorized representatives and Affiliates to hold and keep confidential, any non-public information in accordance with the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.
     5.9 Public Announcements. The Company will use reasonable best efforts to consult with Acquiror before issuing, and will provide Acquiror the opportunity to review and comment upon, and use reasonable best efforts to agree on, any press release or other public statements to be made by the Company with respect to the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as the Company may reasonably determine is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. In addition, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 5.1 or prior communications consented to in accordance with this Section 5.9, the Company shall not issue any press release or otherwise make any public statement or disclosure concerning Acquiror’s business, financial condition or results of operations without the consent of Acquiror, which consent shall not be unreasonably withheld or delayed, except as the Company may reasonably determine is required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market. Notwithstanding the foregoing, and for the avoidance of doubt, it is not intended that this Section 5.9 shall apply to the matters set forth in Section 5.1 and Section 5.2 hereof (including with respect to a Change in Recommendation), which shall be exclusively governed thereby. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form agreed to by the Company and Acquiror.
     5.10 Employee Benefits.
          (a) Termination of Benefit Plans. To the extent requested in writing by Acquiror no later than ten Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary to terminate, effective no later than the date immediately preceding the Closing Date, any Company Benefit Arrangement that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plans”) in accordance with the provisions of the Company 401(k) Plans and Applicable Law. If Acquiror requests that the Company 401(k) Plans be terminated, the Company Board shall adopt resolutions authorizing the termination of the Company 401(k) Plans effective no later than the day immediately preceding the Closing Date, such resolutions to subject to the reasonable review and approval by Acquiror’s counsel. Upon the request of Acquiror, the Company shall terminate (or cause to be terminated) any and all group severance, separation, retention and salary continuation plans, programs, agreements or arrangements prior to the Closing Date (other than agreements that by their terms cannot be unilaterally terminated by Company and Contracts listed on Schedule 5.10(a) of the Company Disclosure Letter).
          (b) Company ESPP. The Company shall terminate the Company ESPP prior to the Effective Time. To the extent any offering period under the Company ESPP is in progress prior to such termination, the Company shall ensure that such offering period ends immediately prior to such termination, and that each participant’s accumulated contributions for such offering period are applied towards the purchase of Company Common Stock immediately prior to such termination unless the participant has previously withdrawn from such offering period in accordance with the terms of such plan.
          (c) The Company will consult with Acquiror (and consider in good faith the advice of Acquiror) prior to sending any material notices or other communication materials to its employees regarding the matters described in this Section 5.10 and any other matters relative to the entry into the Agreement or the effects of the Merger.
     5.11 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Company acknowledges that all such above reference dispositions are compensatory in nature.
ARTICLE 6
Acquiror Covenants
     During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 9, Acquiror covenants and agrees with the Company as follows:
     6.1 Advice of Changes. Acquiror shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Acquiror or Merger Sub contained in Article 4 untrue or inaccurate such that the condition set forth in Section 8.2(a) would not be satisfied and (b) any breach of any covenant or obligation of Acquiror or Merger Sub pursuant to this Agreement such that the condition set forth in Section 8.2(b) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.1 shall not be deemed to (i) modify any representation or warranty contained herein or (ii) limit or otherwise affect the remedies available hereunder to the Company or the conditions to the Company’s obligation to consummate the Merger.
     6.2 Reasonable Best Efforts.
          (a) Governmental and Third Party Approvals. Upon the terms and subject to the conditions set forth in this Agreement, Acquiror agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective, in the most expeditious manner practicable, the Merger, including using reasonable best efforts to (i) make all required Antitrust Filings and, as reasonably requested by the Company, obtain all other necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities, make all necessary registrations and filings and take all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, (ii) cooperate with the

Company to determine an appropriate process to identify any consents, approvals or waivers from third parties necessary to consummate the Merger, (iii) subject to Section 6.2(d), defend any lawsuits or other legal proceedings, whether judicial or administrative, brought by third parties challenging this Agreement or the consummation of the Merger, including promptly seeking to have reversed any stay or temporary restraining order resulting from such lawsuits or proceedings entered by any court or other Governmental Authority, (iv) execute and deliver any additional instruments necessary to consummate the Merger, and (v) cooperate with the Company in the preparation of the Proxy Statement, including the provision to the Company of any information required under Applicable Law to be included in such Proxy Statement. In furtherance and not in limitation of the foregoing, Acquiror shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the Agreement Date and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act, and under comparable merger notification regulations of any foreign or other Governmental Authority, as soon as practicable. Subject to Applicable Law relating to the exchange of information, the Company shall have the right to review in advance, and to the extent reasonably practicable Acquiror will consult the Company on, all the information relating to Acquiror and its Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Authority or third party in connection with the Merger and the other transactions contemplated by this Agreement.
          (b) Notification. Acquiror shall keep the Company reasonably apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required approvals or consents of any Governmental Authority (whether domestic, foreign or supranational). In that regard, Acquiror shall without limitation use its reasonable best efforts to (i) promptly notify the Company of, and if in writing and requested by the Company, furnish the Company with copies of (or, in the case of material oral communications, advise the other orally of) any communications or filings from or with any Governmental Authority (whether domestic, foreign or supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the Company to review and discuss in advance, and consider in good faith the views of Company in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, (iii) to the extent practicable, not participate in any meeting with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with the Company in advance and to the extent permitted by such Governmental Authority gives the Company the opportunity to attend and participate thereat, and (iv) furnish the Company with such necessary information and reasonable assistance as the Company may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Acquiror may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the Company under this Section 6.2 as “outside counsel only.” Such material and the information so designated and contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express written consent is obtained in advance from Acquiror or its legal counsel.
          (c) State Takeover Statutes. In connection with and without limiting the foregoing, Acquiror shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Merger and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Merger, take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the Merger.
          (d) Antitrust Restraints. Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Authority challenging any transaction contemplated by this Agreement as violative of any Antitrust Laws, it is expressly understood and agreed that: (i) Acquiror shall not have any obligation to litigate or contest, or continue to litigate or contest, any administrative or judicial action or proceeding brought by, or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent issued in favor of, any Governmental Authority asserting that the Merger, or any aspect thereof, is in violation of any Antitrust Law; and (ii) Acquiror shall be under no obligation to make proposals, execute or carry out agreements, enter into consent decrees or submit to orders providing for (A) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror or any of its affiliates or the Company or the Company Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Acquiror or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquiror or any of its affiliates to exercise full rights of ownership of the shares of Company Capital Stock, to such extent as would be reasonably likely to (1) adversely impact in any material respect the benefits expected to be derived by Acquiror from the Merger, including with respect to products, services or technologies of the Company, Acquiror or their respective Subsidiaries, including existing products, services or technologies, or (2) otherwise adversely impact in any material respect any business line of Acquiror or its Subsidiaries (any of the foregoing, an “Antitrust Restraint”).
     6.3 Confidentiality. Acquiror will hold and keep confidential, and will cause its officers and employees and will direct its accountants, counsel, financial advisors and other authorized representatives and Affiliates to hold and keep confidential, any non-public information in accordance with the terms of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect.
     Acquiror also covenants and agrees with the Company as follows:
     6.4 Employee Benefits. As promptly as reasonably practicable after the Effective Time, Acquiror shall enroll those persons who were employees of the Company or its Subsidiaries immediately prior to the Effective Time and who remain employees of the Surviving Corporation or its Subsidiaries or become employees of Acquiror following the

Effective Time (“Continuing Employees”) in Acquiror’s employee benefit plans for which such employees are eligible (which could, in Acquiror’s sole discretion, include Company Benefit Arrangements continued by Acquiror after the Effective Time) (the “Acquiror Plans”), including its medical plans, dental plans, life insurance plans and disability plans, pursuant to the terms of the applicable Acquiror Plans, on substantially similar terms applicable to employees of Acquiror who are similarly situated based on levels of responsibility. Without limiting the generality of the foregoing, Acquiror shall recognize the prior service with the Company of each of the Continuing Employees (i) for all purposes in connection with Acquiror’s PTO policy, severance policy, 401(k) plan, medical plans, dental plans, life insurance plans and disability plans and (ii) for all purposes in connection with all other Acquiror Plans (to the extent permitted by the terms of the applicable Acquiror Plans); it is understood that for purposes of the foregoing Acquiror Plans, even in situations where the prior service with the Company is so recognized by Acquiror, the benefit levels under such Acquiror Plans may nevertheless depend in part on the grade or position of the Continuing Employees with Acquiror, all as set forth under the terms of the applicable Acquiror Plans. Notwithstanding anything in this Section 6.4 to the contrary, this Section 6.4 shall not operate to (a) duplicate any benefit provided to any Continuing Employee or to fund any such benefit not previously funded, (b) require Acquiror to continue in effect any Company Benefit Arrangement or any severance plan or other employee benefit plan of Acquiror (or prevent the amendment, modification or termination thereof) following the Effective Time for Acquiror’s employees, including the Continuing Employees, or (c) be construed to mean the employment of the Continuing Employees is not terminable by Acquiror at will at any time, with or without cause, for any reason or no reason. Acquiror shall also perform the additional covenants set forth on Schedule 6.4 hereto.
     6.5 Indemnification of Company Directors and Officers.
          (a) If the Merger is consummated, then until the sixth anniversary of the Effective Time, Acquiror shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company to its directors and officers as of immediately prior to the Effective Time (the “Company Indemnified Persons”) pursuant to any indemnification provisions under the Company’s or any Company Subsidiary’s Certificate of Incorporation or Bylaws as in effect on the Agreement Date and pursuant to the terms of any indemnification agreements between the Company or such Company Subsidiary on the one hand, and such Company Indemnified Person on the other hand, in each case existing as of the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time. In connection therewith Acquiror shall advance expenses to the Company Indemnified Persons as incurred to the fullest extent provided for under the Company Indemnification Provisions, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification pursuant to the terms of the Company Indemnification Provisions or under Applicable Law. Any claims for indemnification made under this Section 6.5(a) on or prior to the sixth anniversary of the Effective Time shall survive such anniversary until the final resolution thereof.
          (b) For a period of six years from and after the Effective Time, Acquiror shall, and shall cause the Surviving Corporation to, maintain in effect, to the extent available, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy in an amount and on terms no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company; provided, however, Acquiror may fulfill its obligations under this Section 6.5(b) by purchasing a policy of directors’ and officers’ insurance or a “tail” policy under the Company’s existing directors’ and officers’ insurance policy, in either case which (i) has an effective term of six years from the Effective Time, (ii) covers only those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the Agreement Date and only for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions (including, without limitation, coverage amounts) that are no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company, provided further, that in no event shall Acquiror or the Surviving Corporation be required to expend an annual premium for any such coverage in excess of 200% of the annual premium currently paid by the Company under its directors’ and officer’s liability insurance policy in effect as of the Agreement Date, and if the cost for any such coverage is in excess of such amount, Acquiror or the Surviving Corporation shall only be required to maintain such coverage as is available for such amount.
          (c) This Section 6.5 shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Person, shall be binding on all successors and assigns of the Surviving Corporation and Acquiror, and shall be enforceable by the Company Indemnified Persons.
     6.6 Assumption of Company Securities; Form S-8. Acquiror shall take such actions as are reasonably necessary for the assumption of the Company Options and Company Restricted Stock Units pursuant to Section 2.1(b)(ii)-(iii), including the reservation for issuance and authorization for listing on NASDAQ of the shares of Acquiror Common Stock subject to Assumed Options and Assumed Restricted Stock. Acquiror shall file a registration statement on Form S-8 for the shares of Acquiror Common Stock issuable with respect to Assumed Options and Assumed Restricted Stock Units eligible for registration on such form as soon as reasonably practicable (and no later than three Business Days) after the Effective Time and shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as any of such Assumed Options or Assumed Restricted Stock Units remains outstanding.
ARTICLE 7
Closing Matters
     7.1 The Closing. Subject to termination of this Agreement as provided in Article 9, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, on the Closing Date. Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by the Company and Acquiror, the Certificate of Merger shall be filed with the Delaware Secretary of State in accordance with Delaware Law.
     7.2 Exchange of Certificates.
          (a) Exchange Fund. As soon as reasonably practicable after the Effective Time, Acquiror shall deposit with Computershare Trust Company, Inc. (the “Exchange Agent”)

the aggregate amount of cash consideration, in immediately available funds, payable pursuant to Section 2.1(b) (the “Exchange Fund”). The Exchange Fund will be held by the Exchange Agent in trust in a separate fund for the benefit of Company Stockholders and will be distributed to Company Stockholders in exchange for outstanding Company Common Stock in accordance with Article 2 hereof, subject to the provisions of Section 2.1(e) (regarding the continuation of vesting and repurchase rights).
          (b) Exchange Procedures. As soon as reasonably practicable (and no later than two Business Days) after the Effective Time, Acquiror shall instruct the Exchange Agent to mail to each holder of record of certificates or instruments evidencing the Company Common Stock that were outstanding immediately prior to the Effective Time (collectively, the “Certificates”) and which were converted into the right to receive cash pursuant to Section 2.1(b), (i) a letter of transmittal (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for cash, which letter of transmittal and instructions shall be in the customary form used by Acquiror and the Exchange Agent (provided that Acquiror will provide the Company with a reasonable opportunity to review and comment thereon). Upon surrender of Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent (including any required Form W-9 or Form W-8), the holders of such Certificates shall be entitled to receive in exchange therefor a check in the amount of U.S. dollars that such holders have the right to receive pursuant to Section 2.1(b) subject to the provisions of Section 2.1(e) (regarding the continuation of vesting and repurchase rights), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive upon surrender thereof a check in the amount of U.S. dollars that the holders thereof have the right to receive pursuant to Section 2.1(b) subject to the provisions of Section 2.1(e) (regarding the continuation of vesting and repurchase rights). No interest will be paid or accrued on any cash payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, a check in the amount of U.S. dollars that the holder thereof has the right to receive pursuant to Section 2.1(b) subject to the provisions of Section 2.1(e) (regarding the continuation of vesting and repurchase rights), may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.
          (c) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, a check in the amount of U.S. dollars into which the Company Common Stock represented by such Certificates were converted pursuant to Section 2.1(b) subject to the provisions of Section 2.1(e) (regarding the continuation of vesting and repurchase rights); provided, however, that Acquiror or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of such cash, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
          (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of Company Common Stock for six months after the Effective Time shall be delivered to Acquiror, upon demand, and any such holders of Company Common Stock who have not theretofore complied with the provisions of this Section 7.2 shall thereafter look only to Acquiror and the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.1(b) subject to the provisions of Section 2.1(e) (regarding the continuation of vesting and repurchase rights), without any interest thereon.
          (e) No Further Ownership Rights in Company Securities. All cash paid in accordance with the terms hereof with respect to Company Common Stock and Company Warrants shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock and Company Warrants, and there shall be no further registration of transfers on the records of the Surviving Corporation of Company Common Stock and/or Company Warrants that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 7.
          (f) No Liability. Notwithstanding anything to the contrary in this Section 7.2, neither the Exchange Agent, Acquiror, the Company, the Surviving Corporation nor any party hereto shall be liable to a holder of Company Common Stock, Company Options or Company Warrants for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
ARTICLE 8
Conditions to Obligations of The Parties
     8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:
          (a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained, as required by Delaware Law and the Company’s Certificate of Incorporation and Bylaws, each as in effect on the date of such approval.
          (b) Antitrust Compliance. (i) All applicable waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or early termination of such waiting periods shall have been granted and (ii) the approvals under antitrust, competition or similar laws of Germany shall have been obtained, in each case without any condition or requirements requiring or calling for any Antitrust Restraint.
          (c) No Injunctions or Restraints. No judgment, order, injunction, decree, statute, law, ordinance, rule or regulation, or other legal restraint or prohibition (whether temporary, preliminary or permanent), entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction, shall be in effect which prohibits, makes illegal or enjoins the consummation of the Merger.

     8.2 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by the Company:
          (a) Accuracy of Representations and Warranties.
               (i) The representations and warranties of Acquiror set forth herein (other than in Sections 4.2(a) and (c)) (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties referred to in clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or a material adverse effect on Acquiror’s ability to consummate the Merger. At the Closing, the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized executive officer of Acquiror.
               (ii) The representations and warranties of Acquiror set forth in Sections 4.2(a) and (c) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date). At the Closing, the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized executive officer of Acquiror.
          (b) Covenants. Acquiror shall have performed and complied in all material respects with its covenants under this Agreement on or before the Closing (to the extent that such covenants require performance by Acquiror on or before the Closing). At the Closing, the Company shall have received a certificate to such effect signed on behalf of Acquiror by a duly authorized executive officer of Acquiror.
     8.3 Additional Conditions to Obligations of Acquiror and Merger Sub. The respective obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by Acquiror and Merger Sub:
          (a) Accuracy of Representations and Warranties.
               (i) The representations and warranties of the Company set forth herein (other than in Sections 3.3(a), (c) and (d) and Section 3.4(a)) (A) that are qualified as to Material Adverse Effect shall be true and correct and (B) that are not so qualified as to Material Adverse Effect shall be true and correct, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except to the extent that the failure of any such representations and warranties referred to in clause (B) to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by a duly authorized executive officer of the Company.

               (ii) The representations and warranties of the Company set forth in Sections 3.3(a), (c) and (d) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date). The representations and warranties of the Company set forth in Section 3.4(a) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to deviations in the Company’s actual fully diluted capitalization (including outstanding Company Capital Stock, Company Options and Company Warrants) from the Company’s fully diluted capitalization as set forth in Sections 3.4(a) by an amount that does not exceed one percent of such fully diluted capitalization. At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by a duly authorized executive officer of the Company.
          (b) Covenants. The Company shall have performed and complied in all material respects with its covenants under this Agreement at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing). At the Closing, Acquiror shall have received a certificate to such effect signed on behalf of the Company by a duly authorized executive officer of the Company.
          (c) No Material Adverse Change. There shall not be any Material Adverse Change in the Company which is continuing, whether or not resulting from a breach in any representation, warranty or covenant in this Agreement. At the Closing Acquiror shall have received a certificate to such effect signed on behalf of the Company by a duly authorized executive officer of the Company.
          (d) No Litigation. (A) No suit, action, proceeding, application or counterclaim shall be pending by any Governmental Authority wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent, restrain or prohibit the consummation of the Merger, (ii) cause the Merger to be rescinded, or (iii) result in any Antitrust Restraint, (B) no such injunction, judgment, order, decree, ruling or charge shall be in effect nor shall any Applicable Law have been enacted having any such effect, and (C) no Governmental Authority shall have notified the parties in writing of, and not withdrawn, any intent on its part to seek such injunction, judgment, order, decree, ruling or charge having any such effect.
ARTICLE 9
Termination, Amendment and Waiver
     9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Section 9.1(a), Section 9.1(b)(i), Section 9.1 (b)(ii), Section 9.1(c) and Section 9.1(d), may be taken or authorized before or after the Company Stockholder Approval, (B) in the case of Section 9.1(e) and Section 9.1(f), may be taken or authorized only before the Company Stockholder Approval, and (C) in the case of Section 9.1(b)(iii), may be taken or authorized only after the Company Stockholders’ Meeting where a vote was taken:

          (a) by mutual written consent of the Company and Acquiror, if the Board of Directors of each so determines;
          (b) by written notice of either the Company or Acquiror (as authorized by the Board of Directors of the Company or Acquiror, as applicable) to the other party:
               (i) if the Merger shall not have been consummated by July 31, 2007 (the “End Date”); provided, however, that if the Merger shall not have been consummated by the End Date, but on such date, all of the conditions to Closing set forth in Article 8 (other than conditions that by their nature are only to be satisfied as of the Closing and other than the conditions set forth in Section 8.1(b)) have been satisfied or waived in writing, then the End Date shall be extended until October 31, 2007; provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to comply with, or breach of, any provision of this Agreement has been a proximate cause of, or resulted in, the failure of the Merger to be consummated by such date;
               (ii) if a Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, which order, decree, ruling or other action is final and nonappealable; or
               (iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, or at any adjournment or postponement thereof, at which a vote thereon was taken;
          (c) by the Company (as authorized by the Company Board), by written notice to Acquiror, following a breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach and such breach shall be incapable of being cured or shall not have been cured in all material respects within 20 Business Days after written notice thereof shall have been received by Acquiror;
          (d) by Acquiror (as authorized by its Board of Directors), by written notice to the Company, following a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied as of the time of such breach and such breach shall be incapable of being cured or shall not have been cured in all material respects within 20 Business Days after written notice thereof shall have been received by the Company;
          (e) by the Company (as authorized by its Board of Directors), by written notice to the Acquiror, if (i) the Company Board shall have effected a Change in Recommendation pursuant to Section 5.2(d), (ii) the Company shall have paid to Acquiror the Termination Fee described in Section 9.3(a), and (iii) the Company shall have publicly announced its intention to accept or enter into the Superior Proposal which was the subject of such Change in Recommendation; or

          (f) by Acquiror (as authorized by its Board of Directors), by written notice to the Company, if the Company, the Company Board or any committee thereof, for any reason, shall have (i) materially breached its obligation to give notice of, convene and hold the Company Stockholders’ Meeting in accordance with Section 5.1(b), (ii) failed to include in the Proxy Statement distributed to the Company Stockholders the recommendation of the Company Board that such stockholders adopt this Agreement, (iii) effected a Change in Recommendation, (iv) approved any Alternative Transaction or recommended that the Company Stockholders approve or accept any Alternative Transaction (without the prior written consent of Acquiror), (v) the Company shall have entered into a letter of intent in violation of this Agreement or any Contract accepting any Alternative Transaction Proposal (without the prior written consent of Acquiror), (vi) failed to reconfirm the recommendation of the Company Board that Company Stockholders adopt this Agreement within ten Business Days of receipt of a written request from Acquiror to do so following the occurrence of any Alternative Transaction Proposal, or (vii) failed, within ten Business Days after any tender or exchange offer relating to Company Common Stock commenced by any third Person shall have been first published, sent or given, to have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer.
     9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1 hereof and any payment of a Termination Fee, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (a) as set forth in Sections 5.8 and 6.3 (Confidentiality), this Section 9.2 (Effect of Termination) and Section 9.3 (Payments), as well as Article 10 (Miscellaneous) (other than Section 10.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (b) that nothing herein shall relieve any party from any further liability for any willful or intentional breach of any representation or warranty of such party contained herein or any breach of any covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. Payments made pursuant to Section 9.3 (Payments) shall be in addition to any other rights, remedies and relief of the parties hereto or with respect to the subject matter of this Agreement.
     9.3 Payments.
          (a) Payments by the Company.
               (i) Termination Fee. In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e), the Company shall pay Acquiror a fee equal to $37,500,000 (the “Termination Fee”) as provided in Section 9.1(e). In the event that this Agreement is terminated by Acquiror pursuant to Section 9.1(f), the Company shall promptly, but in no event later than two Business Days after the date of such termination, pay Acquiror the Termination Fee. In the event that this Agreement is terminated pursuant to Section 9.1(b)(iii), the Company shall pay Acquiror the Termination Fee if (A) following the Agreement Date and prior to such termination, an Alternative Transaction Proposal with respect to the Company (1) shall have been publicly announced by any Person, (2) shall have been made to the Company Stockholders by any Person, or (3) shall have been made to the Company by any Person and subsequently been publicly announced or disclosed, and in each case such Alternative

Transaction Proposal shall not have been withdrawn, and (B) within 12 months following termination of this Agreement, any Company Acquisition with respect to the Company is consummated or the Company enters into a Contract providing for any Company Acquisition, in which case such fee payment is to be made concurrently with the earlier of the consummation of such Company Acquisition or the execution of such Contract, as applicable.
               (ii) Acquiror Expenses. In the event that this Agreement is terminated pursuant to Section 9.1(b)(iii), the Company shall promptly, but in no event later than two days after the date of such termination, reimburse Acquiror for its Transaction Expenses, not to exceed $2,000,000. The amount of any Transaction Expenses reimbursed by the Company to Acquiror shall be credited against any subsequent payment required to be made by the Company to Acquiror of the Termination Fee pursuant to Section 9.3(a)(i) above.
          (b) Interest and Costs. All payments under this Section 9.3 shall be made by wire transfer of immediately available funds to an account designated by Acquiror. The Company acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Acquiror would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 9.3 and, in order to obtain such payment, Acquiror makes a claim that results in a judgment against the Company, the Company shall pay to Acquiror its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.3 at the rate of interest per annum publicly announced by Bank of America as its prime rate, as in effect on the date such payment was required to be made. Payment of the fees described in this Section 9.3 shall not be in lieu of damages incurred in the event of breach of this Agreement, to the extent permitted by Section 9.2.
     9.4 Amendment. Subject to compliance with Applicable Law, this Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that after the occurrence of either the Company Stockholder Approval there may not be, without further approval of the stockholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Stock hereunder, or which by Applicable Law otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.
     9.5 Extension; Waiver. At any time prior to the Effective Time, a party may, subject to the proviso of Section 9.4 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party hereto with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 9.5 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE 10
Miscellaneous
     10.1 Expiration of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time.
     10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
If to Acquiror or Merger Sub:
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014
Attention: Arthur F. Courville, Sr. V.P., Corporate Legal Affairs
Fax Number: (408) 517-8121
with a copy to:
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Daniel J. Winnike, Esq.
                 Douglas N. Cogen, Esq.
                 Andrew Y. Luh, Esq.
Fax Number: (650) 988-8500
If to the Company:
Altiris, Inc.
588 West 400 South
Lindon, UT 84042
Attention: Craig Christensen, Vice President and General Counsel
Fax Number: (801) 805-2589
with a copy to:
Wilson Sonsini Goodrich & Rosati, P.C.

2795 East Cottonwood Parkway
Suite 300
Salt Lake City, UT 84121-6928
Attention: Martin W. Korman, Esq.
                 Robert G. O’Connor, Esq.
                 Lawrence M. Chu, Esq.
Fax Number: (801) 993-6499
     10.3 Governing Law. This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.
     10.4 Jurisdiction. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties hereto: (a) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of any Delaware State court (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal court of the United States of America, sitting in Delaware); (b) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in such Delaware State court (or, if applicable, such Federal court); (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such Delaware State court (and, if applicable, such Federal court); and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such Delaware State court (or, if applicable, such Federal court). Each of the parties hereto agrees that a final judgment in any such action or proceeding and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.
     10.5 Entire Agreement. This Agreement, together with the exhibits and schedules hereto, constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Confidentiality Agreement. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.
     10.6 Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except that Section 6.5 is intended to benefit the Company Indemnified Persons, who shall be third party beneficiaries for purposes of such Section.

     10.7 Assignment; Binding Upon Successors and Assigns. This Agreement shall inure to the benefit of any successor to, or assignee of, all or substantially all of the business and assets of Acquiror. Except as set forth in the preceding sentence, no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.
     10.8 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.
     10.9 Remedies; Specific Performance. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.
     10.10 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. References to a Person are also to its permitted successors and assigns. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document. The one percent threshold established by the parties with respect to the Company’s capitalization in Section 8.3(a)(ii) hereof shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company or shall be deemed to constitute a Material Adverse Effect on the Company.
     10.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.
     10.12 Expenses. Whether or not the Merger is successfully consummated, each party shall bear its respective Transaction Expenses, unless otherwise expressly provided herein.
     10.13 Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.
     10.14 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 10.14.
     10.15 Confidentiality. The Company and Acquiror each confirm that they have entered into the Confidentiality Agreement and that they are each bound by, and shall abide by, the provisions of such Confidentiality Agreement; provided, however, that Acquiror shall not be bound by such Confidentiality Agreement after the Closing. If this Agreement is terminated, the Confidentiality Agreement shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the Confidentiality Agreement.
     10.16 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES

ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.16.
[Signature Page Next]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Symantec Corporation		Altiris, Inc.

By:	/s/ John W. Thompson	By:	/s/ Gregory S. Butterfield

Name:	John W. Thompson	Name:	Gregory S. Butterfield

Title:	Chairman and Chief Executive Officer	Title:	President and Chief Executive Officer

Atlas Merger Corp.

By:	/s/ Arthur F. Courville

Name:	Arthur F. Courville

Title:	President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

List of Schedules and Exhibits to Agreement and Plan of Merger
The following is a list of the exhibits and schedules to the Agreement and Plan of Merger among Symantec, Atlas Merger Corp. and Altiris, Inc., which schedules and exhibits have been omitted from this Exhibit 2.01 pursuant to Item 601(b)(2) of Regulation S-K. Symantec undertakes to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

Exhibits

Exhibit A	Certificate of Merger
Exhibit B-1	List of Stockholders
Exhibit B-2	Voting Agreement

Schedules

Schedule 3.1	Company Disclosure Letter (see below)
Schedule 6.4	Employee Benefits

Company Disclosure Letter

Schedule 3.1	Organization and Good Standing
Schedule 3.2 (a) and (b)	Company Subsidiaries
Schedule 3.3	Power, Authorization and Validity
Schedule 3.4 (a), (b), (c)-2, (d) and (e)	Capital Structure of the Company
Schedule 3.5	No Conflict
Schedule 3.6 (a), (b), (c), (d) and (e)	SEC Filings
Schedule 3.7	Litigation
Schedule 3.8 (a), (b), (d) and (e)	Compliance with Laws
Schedule 3.9 (c), (g), (l), (m), (q) and (u)	Taxes
Schedule 3.10 (b)	Title to Properties
Schedule 3.11 (a), (c), (d), (e), (f), (g), (h), (j), (k), (m), (n), (q) and (s)	Absence of Certain Changes
Schedule 3.12 (a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (l), (m), (n), (o), (p), (q), (r) and (s)	Contracts, Agreements, Arrangements, Commitments and Undertakings
Schedule 3.13 (a) and (b)	No Default, No Restrictions
Schedule 3.14 (a), (b), (c), (d), (e), (f), (h), (i), (j), (k), (m) and (o)	Intellectual Property
Schedule 3.15	Certain Transactions and Agreements
Schedule 3.16 (a), (b), (d)(i), (d)(ii), (d)(iii), (d)(v), (f), (h), (h)(i) and (k)	Employees, ERISA and Other Compliance
Schedule 3.17	Advisor Fees
Schedule 3.18	Insurance
Schedule 3.19	Environmental Matters
Schedule 3.20 (a) and (b)	Customers and Suppliers

Schedule 3.21	Privacy
Schedule 3.22	Fairness Opinion
Schedule 5.3 (c)	Maintenance of Business
Schedule 5.4 (c), (e), (g), (m), (p), (q) and (r)	Conduct of Business
Schedule 5.7	Access to Information